Opening Doors



2006 Annual Report, Reliv International, Inc.




M&R

Reliv International, Inc. is a developer, manufacturer and marketer of a proprietary line of nutritional supplements addressing basic nutrition, specific wellness needs, weight management and sports nutrition. Reliv also offers a line of premium skin care items. These products are sold exclusively to customers through Independent Reliv Distributors working in thirteen countries: United States, Australia, New Zealand, Canada, Mexico, United Kingdom, Ireland, the Philippines, Malaysia, Singapore, Germany, Austria and the Netherlands.



2006 Financial Highlights

(In thousands, except per share amounts)

At December 31	*2006*	*% change*	*2005*	*% change*	*2004*
Net sales	$ 117,467	3.4%	$ 113,565	17.1%	$ 96,982
Net income	7,898	5.0%	7,521	39.6%	5,387
Net income available to common shareholders	7,898	5.0%	7,521	40.0%	5,374
Earnings per share					
Basic	0.48	2.1%	0.47	38.2%	0.34
Diluted	0.47	2.2%	0.46	48.4%	0.31
Total assets	37,282	43.5%	25,981	(16.2%)	30,997
Long-term debt, less current maturities	—	(100.0%)	2,211	(34.2%)	3,358
Stockholders' equity	27,734	120.7%	12,565	(30.9%)	18,191
Return on net sales	6.7%		6.6%		5.5%
Return on average total assets	23.2%		25.8%		19.1%
Return on equity	35.6%		53.2%		36.1%
Current ratio	2.88		1.40		2.41
Long-term debt to equity ratio	0.00		0.18		0.18

Robert L. Montgomery
Chairman, President & CEO



To our shareholders:

I'm pleased to report another strong year for Reliv in 2006. We posted record sales and earnings, we have no debt and we ended the year with more than $9 million in cash. In short, Reliv is in excellent financial condition.

And we believe even stronger growth opportunities lie ahead of us. But before we explore our strategies for the future, let's review our 2006 financial performance.

Net sales for 2006 hit a record $117.5 million, up 3.4 percent over 2005 net sales. Net income rose 5 percent to reach a record $7.9 million, or $0.47 per diluted share, vs. $7.5 million, or $0.46 per diluted share, in 2005. We increased our dividend by 33 percent, to $0.10 a share.

The United States accounted for 90.0 percent of our total net sales in 2006, vs. 90.3 percent in 2005. U.S. sales of $105.8 million reflected a 3.2 percent increase over 2005 U.S. sales. Sales outside of the United States rose 6 percent, to $11.7 million. That's an important gain for Reliv, because it represents a turnaround from 2005, when non-U.S. sales declined from the year before. Leading the gains were Reliv Australia/New Zealand with a 15 percent increase in net sales, Reliv United Kingdom/Ireland with a 46 percent jump, and Reliv Germany, which completed its first full calendar year in business.

I attribute our 2006 growth to progress in three key strategic areas: products, distributor support, and carefully planned investments in our markets. In 2007, our No. 1 goal is to open the doors of Reliv to more people than ever before, and those three areas will be the keys to our success.

Products

Let's talk about products first. We continue to improve our position in the $67 billion dietary supplement market by enhancing our unique, proprietary nutritional products. In 2006, we incorporated whole soybean powder into Reliv Classic®, Reliv Now®, and several other products. These products always provided soy protein, but now they also include all of the health-promoting benefits of soybeans. We also added another important ingredient – pycnogenol – to Reliv Classic and Reliv Now. The addition of whole soybean powder and pycnogenol makes these excellent products even better.

New products are also part of the mix. In 2006, our research and development arm created the new products that constitute the Slimplicity™ Weight Loss System, which we introduced at our Phoenix Leadership Conference in February 2007. These are timely new products for Reliv. The U.S. meal replacement and appetite suppressant market has sales of more than $1 billion, and it is a highly competitive but lucrative market that we have not penetrated effectively. About 70 million people say they are dieting to lose weight, and 70 percent of those go it alone for a variety of personal, financial and lifestyle reasons. Each of these individual dieters is a potential customer and distributor for Reliv.






Nutrition made simple, life made rich.
United States
Canada
Australia/New Zealand
UK/Ireland
Mexico
Philippines
Malaysia
Singapore
Germany/Austria
Netherlands

The Slimplicity Weight Loss System comprises a powdered formula for a shake designed to replace a meal, and capsules to facilitate safe weight loss. I'm excited by this product, and so are our distributors, who greeted the product with great enthusiasm at the February launch. We believe Slimplicity helps us in two ways: It gives us a competitive entry in the weight-loss category, and it offers distributors and customers an excellent new entry point into Reliv.

Distributor Support

Our outstanding business opportunity is another compelling reason that draws people into Reliv. We encourage our distributors to share their success by recruiting new people into our business. We welcome everyone to Reliv, from retail customers to Master Affiliates. The Master Affiliate position is the gateway to the greatest income potential in Reliv, so we are always seeking to increase the numbers of our Master Affiliates. We achieve that both by recruiting people to join the business at the Master Affiliate level and by recruiting them at lower levels and showing them how to expand their business to become Master Affiliates.

To support our distributors, in 2006 we invested more money in sales and marketing than ever before. We introduced a new distributor sales kit and a new CD, both designed to make it easier for new distributors to get started and succeed. We held our most elaborate International Conference ever last July. *Success from Home* magazine featured our company in its July issue, which many Reliv distributors successfully used in their recruiting efforts.

And we didn't stop there. In the fourth quarter of 2006, we began revamping our training for rollout in the first quarter of 2007. Our goal is to make it easier for new distributors to grasp the basics of this business so they can taste success more quickly.

On the technology front, we spent much of 2006 redesigning and fine-tuning our Web site www.reliv.com. We launched the redesigned site at our Atlanta Leadership conference in January 2007. I urge you to visit it, if you haven't already. It's an attractive, easy-to-use site. But most important, at the top of every page are links that allow any visitor to get information about becoming a distributor, and any existing customer to order products.

I'm also excited by a new distributors-only section, which provides a wide variety of new electronic tools. In this section, distributors can also find contracts to sign up new distributors, promotional and informational material, monthly statements, business forms and more. I believe that this Web site can be a strong sponsoring tool also.

International Opportunity

We are determined to open our doors to more people outside of the United States. The direct sales market has undergone a great shift since Reliv was founded 19 years ago. At that time, according to a Jan. 6, 2007, *Los Angeles Times* story, the United States accounted for 80 percent of the global direct-sales market. Today, the United States accounts for about 15 percent of the global market, with 85 percent of this $102 billion business taking place outside of this country.





To date, however, Relìv has almost the opposite sales mix: 90 percent of our net sales come from the United States. That gives you an idea of the vast international opportunity we have. We are attacking it from a number of angles.

- A strategic initiative led by a group of top U.S. distributors has successfully spurred growth in our Australia/ New Zealand region. We plan to extend that initiative this year.
- We created the new position of director of nutrition technical services. One of the responsibilities of the director is to secure legal approvals for our products to be sold abroad. As we gain more of these approvals, we expect our business outside of the United States to increase.
- We strengthened our non-U.S. corporate staff through several new hires in 2006. We created a new position, national sales director for Canada, to support Canada's promising results. We also brought in new national sales managers for the United Kingdom and Mexico, and we continue to work with our Asian markets to improve their results. In all cases, our focus is on raising sales by opening our doors to more new people.
- We expanded our European business into Austria and the Netherlands.

I believe we're well positioned to see continued growth in our non-U.S. markets.

Management

Relìv's corporate staff, led by our management team, is solidly behind the goal of bringing new people into this business. We now have in place a group of senior executives who can lead this company effectively for decades. Scott Montgomery, executive vice president and chief operating officer, continues to take on more responsibility; he already provides leadership to many parts of the company. Steve Hastings and Ryan Montgomery, our vice presidents of sales, have proved their leadership skills in their work with our distributor network. Steve Albright, our chief financial officer, and Kurt Wulff, our vice president of marketing, are the excellent leaders who round out our senior management team.

All of those executives have played key roles in the significant growth of Relìv since 2000. In fact, that growth has been so great that it has created a need for additional management talent. So in addition to the international staff noted above, we have brought in more top managers.

- We hired a new director of corporate communications to handle public relations, investor communications, and government affairs. This is Relìv's first public relations staff position. We are already gaining additional recognition and generating more news coverage than ever before.
- Our new director of information technology systems is busy planning our next generation of IT systems to streamline and improve our technology, increase our productivity, and achieve cost efficiencies.

We bolstered our internal operations in 2006 in ways that will have a positive impact on Relìv. Some examples:

- The volume of our U.S. Internet sales doubled from December 2005 to December 2006, jumping from 14 percent to 28 percent. This helps distributors conduct their businesses more efficiently, and it allows our distributor service center to focus more on customer service than on order taking.





- Phone service efficiency improved from 85 to 95 percent. That simply means that more distributors reached a Relìv representative on their first call, thus increasing their productivity.
- Turnover in our call center is about 30 percent below the national average. Our call center employees are more experienced, and Relìv can be more productive because we spend less time training new hires than other call centers.
- The bottom line: Everything we do to enhance our Distributor Service Center allows us to serve our distributors better.

During 2006, we were pleased to be named to lists of the best American small companies by several national business magazines. We were named to the Forbes "Best 200 Small Companies," the Fortune Small Business "Top 100 Fastest-Growing Small Companies," and the BusinessWeek "Top 100 'Hot Growth' Companies." This is great validation of our business model and our people. In addition, St. Louis Commerce magazine recognized Relìv as one of the top 50 companies shaping the future of St. Louis.

Finally, I want to mention the Relìv Kalogris Foundation. Over the years, it has distributed more than $11 million in nutritional products to children and adults in need throughout the world. Approximately 20,000 people, mostly children, are served daily. The foundation is named for the late "Dr. Ted" Kalogris, who developed Relìv Classic, our first product. The foundation advances our desire to be a good corporate citizen. The distributors who fund the foundation are absolutely dedicated to the good deeds it does. In fact, I believe their passion for the foundation also helps bring more people into Relìv.

I look forward to addressing you again next year. I believe 2007 will be our best year yet.

Sincerely,

Robert L. Montgomery
Chairman, President, and Chief Executive Officer
April 1, 2007



Opening the Doors to Reliv

Reliv participates in two major, growing global industries: direct sales and wellness. The direct-sales industry has annual revenues of more than $102 billion, according to the World Federation of Direct Selling Associations. The nutritional supplement segment of the global wellness industry is a $67 billion market, according to the *Nutrition Business Journal*. As our record net sales and earnings in 2006 show, we are dedicated to taking advantage of the tremendous growth opportunities offered in both industries.

Opening the Doors... To Great Products

Our products fall into four categories: Essential nutrition, weight management, sports nutrition and nutraceuticals. Our essential nutrition products include Relìv Classic,® Relìv Now,® and Relìv Now® for Kids. Our sports nutrition products are Innergize!® and ProVantage.® Our nutraceuticals include ReversAge,® SoySentials,® CardioSentials,® Arthaffect,® and FibRestore.® In early 2007, we introduced our newest product, Slimplicity,™ in the weight-management area.

Our chief objective at Relìv in 2007 is to open our doors and welcome more people to the Relìv world. We'll introduce new people to our superb products that support their overall well-being. We'll also introduce them to an opportunity to own their own business, build wealth and travel the world. Our goal is to entice more people to join Relìv than ever before.

Slimplicity is one key to making that happen. Throughout 2006, our research and development team, headed by Vice Chairman and Chief Scientific Officer Dr. Carl W. Hastings, worked intensely to create the Slimplicity Weight Loss System, which we introduced in February 2007. Slimplicity has the potential to open the doors of Relìv to thousands of new customers and distributors.

Consider the following: Meal replacements accounted for more than $1 billion in sales in 2006. Surveys show that 70 million people say they are dieting. For various reasons, 70 percent of those go it alone. Many dieters don't have the time to attend weight-loss meetings. Some people find packaged diet plans too expensive. Other dieters may not care for public weigh-ins with strangers in classroom or group settings. The Slimplicity Weight Loss System gives those dieters and millions of others a safe and effective opportunity to lose weight and keep it off.

Slimplicity delivers advanced, scientifically supported weight-loss ingredients in a system of three simple steps.

1. Replace lunch with a delicious, satisfying Slimplicity shake by combining our powdered formula with water or skim milk.

2. Take two Slimplicity Accelerator capsules an hour before breakfast, lunch and dinner.

3. Adopt a smarter lifestyle by becoming more active and eating healthy, well-balanced meals and snacks.



the weight is over.
slimplicit
slimplicity


Arthaffect.
FibRestore
relìv
now
Classic
innergize!
ReversAge

The Slimplicity powdered formula follows our proven product strategy of carefully balancing combinations of effective nutrients to ensure that they all work to their full potential. Each shake contains 10 grams of soy protein provided by whole soybean powder. In combination with other ingredients, soy protein helps the body burn fat and build lean muscle.

Slimplicity also includes the only capsules in our product lineup. The Accelerator capsules supplement the shakes with additional ingredients that are known to suppress appetite, block fat absorption and boost metabolism safely. Why capsules? One reason is taste. The Accelerator capsules contain concentrated amounts of ingredients with strong flavors that would throw off the taste of our shakes. Another reason is convenience. Consumers can carry the easily digested capsules with them if they are eating away from home.

To give the dieters a head start, we created the Slimplicity starter kit, which offers them guidance and support. One of the items included in the kit, the Success Plan booklet, is an easy-to-follow guide to stepping up daily activity and choosing healthy, flavorful foods. The kit also includes the No-Cheat Sheet daily journal to help dieters track their progress and a pedometer to encourage them to increase their daily activity.

Slimplicity offers another advantage to consumers and distributors. Dieters typically stop buying weight-loss products once they reach their target weight. With the Slimplicity system, however, successful dieters can continue using the capsules to avoid regaining weight. This ongoing use may keep people connected to Relìv and provide continuing income to our distributors.

Slimplicity has generated more excitement than any other product in Relìv history. Though it's available only in the United States at this time, we are working to make it available elsewhere. We believe that this product gives our distributors a new, highly promising way to attract new customers and distributors to Relìv.








Classic
reliv
now

Strengthening Existing Products

At Relìv, we are adamant about quality. We manufacture almost every product in-house under strict, near-pharmaceutical conditions. To guarantee the quality and potency of our products, we double- and triple-check ingredients. Our research and development staff constantly looks for ways to improve our products.

In 2006, we improved many of our existing products by adding powerful new ingredients. Many nutritional supplement manufacturers, including Relìv, have for years used soy isolate as the source of protein in their products. Soy isolate is an effective ingredient. Recent research at the University of Illinois, however, helped create a new ingredient known as whole soybean powder. Whole soybean powder contains soy protein, but it also supplies all of the phytonutrients, isoflavones, antioxidants and fiber that give soy its natural health-promoting properties.

By adding whole soybean powder to Relìv Classic, Relìv Now, Relìv Now for Kids, ProVantage sports enhancement supplement, and SoySentials, we believe that we have made these products better than ever.

We also strengthened Relìv Classic and Relìv Now by adding pycnogenol, a powerful antioxidant clinically shown to have a positive effect on both degenerative and age-related health processes. Pycnogenol and whole soybean powder are just two examples of our use of the latest scientific research to formulate our products.

We round out our lineup of essential nutrition products and weight-management products with the sports nutrition products Innergize! and ProVantage, and with the nutraceutical products CardioSentials, SoySentials, FibRestore, Arthaffect and ReversAge. An aging population, spiraling health care costs and a growing awareness of the benefits of dietary supplements are factors that power the growth of the nutraceutical market, and we intend to capitalize on this growth.

The bottom line: By creating new products and improving existing ones, we offer our loyal consumers new, effective ways to support their health and well-being, and we give our distributors new opportunities to open Relìv's doors to more people.






OUR PRODUCTS



Opening the Doors... To Business Opportunity

Just as we make nutrition simple for our customers, we also strive to make business simple for our distributors. We provide tools, training and support to facilitate the expansion of their businesses, and we provide the recognition, rewards and relationships that make life rich — financially, and in other ways. With that in mind, we have developed the Relìv System, a well-defined, disciplined program that is a proven business-builder.

The Relìv System revolves around local meetings, regional and national conferences, conference calls, and workshops. National conference calls every Monday evening, led by Relìv distributors, provide guidance in business development. On Tuesday evenings, distributors hold local meetings to present our products and the Relìv business opportunity to potential customers and distributors. On Saturday mornings, distributors hold local meetings to provide basic training in how to start, operate, and build a distributorship.

The system also includes Master Affiliate Training Schools (MAT Schools), conducted quarterly in cities that have a critical mass of distributors. MAT Schools are designed to help new Master Affiliates expand their businesses. We hold regional conferences in the U.S. and some other markets, as well as national conferences in non-U.S. markets. Twice a year, new Senior Directors and Ambassadors attend leadership retreats in St. Louis, during which they learn to become effective Relìv leaders.

The highlight of the Relìv System is the annual International Conference in St. Louis, the largest gathering of Relìv distributors every year. The International Conference is many things. It's a celebration at which distributors are recognized for their achievements, a networking opportunity for distributors, and a training event to teach people how to build their businesses. At the Conference, sometimes we launch major promotions. At the 2006 International Conference, we announced the 2006/2007 Mega-Bonus, which was designed to fuel growth and to energize our distributor base until the 2007 International Conference.




$ 100,000
One hundred thousand & 0/100


SUCCESS


DREAM BIG

In 2006, Relìv invested heavily in new sponsoring and training tools for distributors.

- We introduced a new distributor sales kit at the International Conference in St. Louis. It includes an improved interactive CD for self-training, along with a Dream Big dual disk (DVD on one side, CD on the other). Distributors can use Dream Big as a presentation tool, and potential distributors can use it to learn more about Relìv.
- We were honored to be the featured company in last July's *Success from Home* magazine (a national publication), which distributors are finding useful as a sponsoring tool. We expect distributors to continue using *Success from Home* in that manner throughout this year.

We enter 2007 with a solid, five-pronged platform that we believe will increase our distributor base.

1. **Slimplicity Weight-Loss System:** Previously, we trained distributors to focus their sales efforts on our essential nutrition products and then, when they had good results, to introduce consumers to our other products. We are confident that distributors now can use the Slimplicity System as another entry point. It complements our essential nutrition products and gives distributors a new way to introduce people to Relìv.
2. **Distributor training:** We have simplified our weekly basic training. In our revamped training, we explain the fundamentals and how-to's of the business more clearly than ever before. We also plan to revamp our MAT School training so that distributors can build on the skills they learned in basic training to create a successful sales organization. We also plan to launch a Web-based training program to support distributors at all levels.
3. **Relìv Web site:** After working throughout 2006 to upgrade our Web site, we launched a completely redesigned www.Relìv.com at the Atlanta Leadership Conference in January 2007. The new site is easier to navigate than our previous site. It is more useful to distributors and consumers; it projects a more polished, professional image; and it confirms our commitment to support our distributors with technology. The new site has a distributor-only portal that includes sales and presentation tools, business forms, our Downline Organizer, monthly statements and other documents to help distributors run their businesses.
4. **Sponsorship promotions:** Our "Each One, Reach One" program, launched in January 2007, rewards those who sponsor at least one new distributor in each of their first two months in Relìv. The Slimplicity promotion, introduced in February, rewards new distributors who purchase a Slimplicity starter kit within three days of becoming a distributor.
5. **Market research:** In January, we launched our first market research project in many years. We believe the research will give us the most advanced, in-depth knowledge of our distributor force that we've ever had. That knowledge will allow us to boost sponsorship and to improve the ways we help distributors become successful.


HIGHWAY
TO SUCCESS
WILLIAM FOO & EILEEN GOH
33,511.94
reliv

Opening the Doors... To Global Business

Reliv is well positioned in two large global businesses: direct selling and nutritional products. The direct selling industry has annual sales of more than $102 billion, according to the World Federation of Direct Selling Associations. Direct selling in the United States is a $30 billion business.

The *Nutrition Business Journal* estimates that nutrition is a $210 billion global industry, with the nutritional supplement segment accounting for about $67 billion of the market. We are dedicated to taking advantage of the growth opportunities offered through both industries, and we continue to make progress globally.

In Australia, for example, a group of high-level U.S. distributors made a commitment to spend time there building their businesses. We identified specific Australian markets that had reported new or increasing business activity, and the U.S. distributors then spent a month in those areas recruiting and training new distributors. Those U.S. distributors have since rotated through the program, traveling Down Under for additional month-long stays to provide further training for the initial group of Australian distributors, and to sponsor new distributors and start them on the same program.

Sales for our Australia/New Zealand region rose 15 percent in 2006 over 2005 figures. The number of new distributors signing up increased 23 percent over 2005, and the number of new Master Affiliates more than doubled. We believe that consistent training and follow-up were the keys to making the strategy effective for the Australia/New Zealand region, and we plan to continue this program in 2007.

The trends for our United Kingdom/Ireland region were also encouraging. Sales rose about 46 percent in 2006, and the number of new distributor sign-ups increased 34 percent over 2005. The number of new Master Affiliates rose almost 80 percent. In recognition of the progress in the United Kingdom, we held the first U.K. national conference in 2006. The second is scheduled for this year.

In addition to Australia, New Zealand, the United Kingdom, and Ireland, Reliv is now doing business in Austria, Canada, Germany, Malaysia, Mexico, the Netherlands, the Philippines and Singapore, as well as the United States.

We remain intent on expanding our successful U.S. business, but we believe we can expand our international business at an even faster clip and raise the percentage of our sales that come from beyond U.S. borders. We will continue to focus on worldwide growth in 2007.

Board of Directors

seated:

Robert L. Montgomery
Chairman, President
and Chief Executive Officer,
Reliv International, Inc.

standing, left to right:

Carl W. Hastings, Ph.D.
Vice Chairman, Chief Scientific Officer,
Reliv International, Inc.

John B. Akin
Retired Vice President,
A.G. Edwards & Sons Inc.

Denis St. John, CPA
Principal, Larson Allen Health Care Group

Stephen M. Merrick
Senior Vice President,
Reliv International, Inc.

Donald L. McCain
Corporate Secretary,
The Baughan Group Inc.

Robert M. Henry
Chairman and Chief Executive Officer,
Arbonne International, Inc.

not pictured:

Michael D. Smith
Senior Vice President of Major Initiatives
Stampin' Up!



Corporate Officers

Robert L. Montgomery
Chairman, President
and Chief Executive Officer

Carl W. Hastings, Ph.D.
Vice Chairman, Chief Scientific Officer

R. Scott Montgomery
Executive Vice President, Chief Operating Officer

Ryan A. Montgomery
Executive Vice President, Worldwide Sales

Steven G. Hastings
Senior Vice President, North American Sales

Stephen M. Merrick
Senior Vice President,
International and Corporate Development
General Counsel and Secretary

Steven D. Albright
Vice President, Finance
Chief Financial Officer

Kurt C. Wulff
Vice President, Marketing

Forward-looking Statements

This annual report includes both historical and "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. We have based these forward-looking statements on our current expectations and projections about future results. Words such as "may," "should," "could," "would," "expect," "plan," "anticipate," "believe," "estimate," "predict," "potential," "continue," or similar words are intended to identify forward-looking statements, although not all forward-looking statements contain these words. Although we believe that our opinions and expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements, and our actual results may differ substantially from the views and expectations set forth in this annual report. We disclaim any intent or obligation to update any forward-looking statements after the date of this annual report to conform such statements to actual results or to changes in our opinions or expectations.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our financial statements and related notes included elsewhere in this Annual Report. The following discussion and analysis discusses the financial condition and results of our operations on a consolidated basis, unless otherwise indicated.

Overview

We are a developer, manufacturer and marketer of a proprietary line of nutritional supplements addressing basic nutrition, specific wellness needs, weight management and sports nutrition. We also offer a line of skin care products. We sell our products through an international network marketing system using independent distributors. Sales in the United States represented approximately 90.0% of worldwide net sales for the year ended December 31, 2006, compared to approximately 90.3% for the year ended December 31, 2005. Our international operations currently generate sales through distributor networks in Australia, Canada, Germany, Ireland, Malaysia, Mexico, New Zealand, the Philippines, Singapore and the United Kingdom. We also operate on a limited basis in Austria and the Netherlands from our German office.

We derive our revenues principally through product sales made by our global independent distributor base, which, as of December 31, 2006, consisted of approximately 64,960 distributors. Our sales can be affected by several factors, including our ability to attract new distributors and retain our existing distributor base, our ability to properly train and motivate our distributor base and our ability to develop new products and successfully maintain our current product line.

All of our sales to distributors outside the United States are made in the respective local currency; therefore, our earnings and cash flows are subject to fluctuations due to changes in foreign currency rates as compared to the U.S. dollar. As a result, exchange rate fluctuations may have an effect on sales and gross margins. Accounting practices require that our results from operations be converted to U.S. dollars for reporting purposes. Consequently, our reported earnings may be significantly affected by fluctuations in currency exchange rates, generally increasing with a weaker U.S. dollar and decreasing with a strengthening U.S. dollar. Products manufactured by us for sale to our foreign subsidiaries are transacted in U.S. dollars. From time to time, we enter into foreign exchange forward contracts to mitigate our foreign currency exchange risk.

Components of Net Sales and Expense

Product sales represent the actual product purchase price typically paid by our distributors, after giving effect to distributor allowances, which can range between 20% to 40% of suggested retail price, depending on the rank of a particular distributor. Handling and freight income represents the amounts billed to distributors for shipping costs. In previous years, in addition to the required disclosure of "net sales," we reported "sales at suggested retail," representing the gross sales amount reflected on our invoices to distributors before "distributor allowances." In the current year, we have reclassified the presentation of "net sales" by presenting "product sales" and "handling & freight income." Subsequent to this classification, net sales represent product sales and handling & freight income. We record net sales and the related commission expense when the merchandise is shipped.

Our primary expenses include cost of products sold, distributor royalties and commissions and selling, general and administrative expenses.

Cost of products sold primarily consists of expenses related to raw materials, labor, quality control and overhead directly associated with production of our products and sales materials, as well as shipping costs relating to the shipment of products to distributors, and duties and taxes associated with product exports. Cost of products sold is impacted by the cost of the ingredients used in our products, the cost of shipping the distributors' orders, along with our efficiency in managing the production of our products.

Distributor royalties and commissions are monthly payments made to Master Affiliates and above, based on products sold by Master Affiliates and above sponsored by such Master Affiliates or higher-level distributors. Based on our distributor agreements, these expenses typically approximate 23% of sales at suggested retail. Also, we include other sales leadership bonuses, such as Ambassador bonuses, in this line item. We generally expect total distributor royalties and commissions to approximate 40% of our net sales. Distributor royalties and commissions are directly related to the level of our sales and, absent any changes in our distributor compensation plan, should continue at comparable levels as a percentage of net sales as in recent periods.

Selling, general and administrative expenses include the compensation and benefits paid to our employees, all other selling expenses, marketing, promotional expenses, travel and other corporate administrative expenses. These other corporate administrative expenses include professional fees, depreciation and amortization, occupancy costs, communication costs and other similar operating expenses. Selling, general and administrative expenses can be affected by a number of factors, including staffing levels and the cost of providing competitive salaries and benefits; the amount we decide to invest in distributor training and motivational initiatives; the cost of regulatory compliance, such as the costs incurred to comply with the various provisions of the Sarbanes-Oxley Act of 2002; and other administrative costs.

Results of Operations

The following table sets forth selected results of our operations expressed as a percentage of net sales for the years ended December 31, 2006, 2005 and 2004. Our results of operations for the periods described below are not necessarily indicative of results of operations for future periods.

Year ended December 31,	2006	2005	2004
Net sales	100.0%	100.0%	100.0%
Costs and expenses:			
Cost of products sold	16.6	17.0	17.2
Distributor royalties and commissions	40.1	40.0	39.8
Selling, general and administrative	33.0	32.0	33.7
Income from operations	10.3	11.0	9.3
Interest income	0.6	0.2	0.1
Interest expense	-0.0	-0.3	-0.3
Other income	0.2	0.1	0.2
Income before income taxes	11.1	11.0	9.3
Provision for income taxes	4.4	4.4	3.7
Net income	6.7%	6.6%	5.6%

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

Net Sales. Sales in the United States grew by 3.2% in the year ended December 31, 2006 compared to 2005. During 2006, our international sales increased by 6.1% over the prior year, primarily the result of continued growth in our UK market due to the efforts of the local management, and growth in our Australia/New Zealand market as the result of the focused sales development efforts.

The following table summarizes net sales by geographic market ranked by the date we began operations in each market for the years ended December 31, 2006 and 2005.

Net Sales by Region (in thousands)	2006 Amount	2006 % of Sales	2005 Amount	2005 % of Sales	Change from prior year	Change in %
United States	$ 105,784	90.0 %	$ 102,549	90.3 %	$ 3,235	3.2%
Australia/New Zealand	2,550	2.2	2,215	2.0	335	15.1
Canada	1,638	1.4	1,668	1.5	(30)	-1.8
Mexico	1,433	1.2	1,608	1.4	(175)	-10.9
United Kingdom/Ireland	1,235	1.1	846	0.7	389	46.0
Philippines	2,198	1.9	2,328	2.0	(130)	-5.6
Malaysia/Singapore	1,805	1.5	2,031	1.8	(226)	-11.1
Germany	824	0.7	320	0.3	504	157.5
Consolidated total	$ 117,467	100.0%	$ 113,565	100.0%	$ 3,902	3.4%

The following table sets forth, as of December 31, 2006 and 2005, the number of our active distributors and Master Affiliates and above. The total number of active distributors includes Master Affiliates and above. We define an active distributor as one that enrolls as a distributor or renews its distributorship during the prior twelve months. Master Affiliates and above are distributors that have attained the highest level of discount and are eligible for royalties generated by Master Affiliates and above in their downline organization. Growth in the number of active distributors and Master Affiliates and above is a key factor in continuing the growth of our business.

Active Distributors and Master Affiliates and Above by Region	2006 Distributors	2006 Master Affiliates and Above	2005 Distributors	2005 Master Affiliates and Above	Change in % Distributors	Change in % Master Affiliates and Above
United States	52,880	16,580	52,040	15,840	1.6%	4.7%
Australia/New Zealand	2,460	300	2,410	250	2.1	20.0
Canada	1,170	180	1,210	210	-3.3	-14.3
Mexico	1,130	240	1,630	310	-30.7	-22.6
United Kingdom/Ireland	910	160	750	100	21.3	60.0
Philippines	3,430	370	4,070	490	-15.7	-24.5
Malaysia/Singapore	2,560	410	3,250	590	-21.2	-30.5
Germany	420	130	120	50	250.0	160.0
Consolidated total	64,960	18,370	65,480	17,840	-0.8%	3.0%

In the United States, the rate of sales growth was impacted by declining new distributor enrollments over the course of 2006. In 2006, approximately 20,390 new distributors were enrolled in the United States, as compared to approximately 23,030 in 2005. Distributor retention in the United States remained consistent at approximately 62.4% for 2006 compared to a rate of 62.9% for 2005. The number of distributors reaching Master Affiliate and above in the United States was similarly impacted in 2006. In 2006, approximately 7,600 distributors qualified as new Master Affiliates and 56.7% of the Master Affiliates and above as of December 31, 2005 requalified as Master Affiliates and above during 2006. This compares to approximately 8,120 new Master Affiliates and a requalification rate of 61.6% in 2005.

We continue to focus on initiatives to improve our new distributor enrollment rates, which we believe will lead to improved sales, and continue to emphasize the importance of new distributor enrollments in our distributor training. We believe that these initiatives are beginning to have a positive impact, as shown by the slight improvement in U.S. sales in the third and fourth quarters of 2006 compared to the prior-year quarters and new distributor enrollments in the fourth quarter of 2006 compared to the fourth quarter of 2005. We were featured in the June 2006 issue of *Success from Home* magazine, a publication targeted towards people who are considering starting their own business in the network marketing industry. We have encouraged our distributors to use this magazine as a tool to help them build their sales organizations. Also, at our international distributor conference in St. Louis in late July 2006, with nearly 6,000 distributors in attendance, we announced a special bonus program, called "Mega Bonus." Via the new "Mega Bonus" program, we will award more than $700,000 in bonuses at our international conference in August 2007. The bonuses will be awarded to the top 50 distributors in group sales volume between August 1, 2006 and July 31, 2007, with the first-place winner receiving $100,000.

During the year ended December 31, 2006, net sales in our international operations increased in aggregate by 6.1% to $11.7 million compared to $11.0 million for the year ended December 31, 2005. The increase in international sales occurred primarily in UK/Ireland, Australia/New Zealand, and Germany. In 2006, Germany had its first full year of business, with net sales of $824,000, compared to $320,000 from July through December, 2005. When net sales are converted using the 2005 exchange rate for both 2006 and 2005, international net sales increased 3.4% for 2006 compared to the prior year, as the U.S. dollar strengthened against the Australian and New Zealand dollars and the Mexican peso. All other currencies in which we conduct operations strengthened against the U.S. dollar, in particular the Philippine peso and Canadian dollar.

Net sales in the Australia/New Zealand market increased by 15.1% in 2006 compared to 2005. New distributor enrollments were 893 in 2006 compared to 725 in 2005. When net sales are converted using the 2005 exchange rate for both 2006 and 2005, net sales in this market increased by 16.8%. In 2006, we invested in sales development in that region by supporting leading U.S. distributors as part of a sustained plan to develop more activity in this and other foreign markets. In total, we invested approximately $500,000 in these additional sales development expenses across our foreign markets during 2006. The sales development efforts were successful in that they had a positive impact on net sales; however, the combined net loss for the Australia/New Zealand market was $224,000 in 2006, compared to a net loss of $115,000 in 2005.

Net sales in Canada decreased by 1.8% in 2006 compared to 2005. Just as in the United States, the decline in new distributor enrollments played a role in the decline in net sales. New distributor enrollments were 441 in 2006 compared to 489 in 2005. When measured in local currency, Canadian net sales decreased by 7.9% in 2006 compared to 2005. The net loss in Canada was $2,000 for 2006, compared to net income of $77,000 in 2005. In mid-2006, we hired a sales manager to focus on the Canadian market.

Net sales in Mexico decreased 10.9% in 2006 compared to 2005. New distributor enrollments were 682 in 2006 compared to 1,048 in 2005. When measured in local currency, 2006 net sales declined by 10.7%. For most of 2006, net sales continued to be impacted by the price increase and change in distributor qualification requirements, effective March 1, 2005, to make the Mexican business model consistent with the rest of our markets. In August 2006, we named a new national sales manager for our Reliv Mexico operations. Our sales director for the US/Hispanic market will also oversee sales in our Mexico market. The net loss in Mexico for 2006 was $285,000, compared to a net loss of $446,000 in 2005.

Net sales in the United Kingdom increased by 46.0% for 2006 compared to 2005, as the efforts of our general manager hired in 2005 in the UK continued to show positive results, coupled with added U.S. distributor leader support. When measured in local currency, net sales in the UK increased by 43.9% in 2006, compared to the prior year. New distributor enrollments were 624 in 2006 compared to 447 in 2005. However, the added staffing and sales development expenses continue to impact the profitability of this market. The net loss incurred in the UK was $507,000 in 2006, compared to a net loss of $421,000 in 2005.

Net sales in the Philippines declined by 5.6% in 2006 compared to the prior year. New distributor enrollments were 2,254 in 2006 compared to 2,993 in 2005. When measured in local currency, 2006 net sales declined by 11.9%. As in Mexico, net sales continue to be impacted by the changes to our distributor qualification requirements and increased prices in the Philippines effective February 2005. The net loss in the Philippines for 2006 was $127,000, compared to a net loss of $104,000 in 2005.

Net sales in the Malaysia/Singapore market decreased by approximately 11.1% in 2006 compared to the prior year. New distributor enrollments were 1,743 in 2006 compared to 2,546 in 2005. When measured in local currency, 2006 net sales declined by 14.1%. Net sales decreased in Malaysia/Singapore because our new distributor enrollments declined by nearly 31.5% during 2006 compared to 2005, and our active distributor count decreased by 21.2%. The combined net loss for Malaysia/Singapore for 2006 was $258,000, compared to a net loss of $392,000 in 2005. We have taken steps to reduce administrative expenses in this market by moving our offices into a smaller, less-costly facility and have reduced our presence in Singapore by consolidating our operations into the Malaysian office, with distribution via a public warehouse.

Net sales in Germany increased by 157% from $320,000 in 2005 to $824,000 in 2006, our first full year of operations. New distributor enrollments were 359 in 2006, compared to 120 during the portion of 2005 that we were open for business. We began operations in Germany in July 2005. The net loss in Germany for 2006 was $473,000.

Our Direct Select program is available for distributors and their retail customers to order products in less than case lots directly from us. In the United States during 2006, we processed a total of approximately 75,870 orders under this program at a suggested retail sales value of $8.8 million, compared to 76,000 orders, at a suggested retail value of $8.4 million during 2005. The average order size at a suggested retail value increased in 2006 to $116 compared to $111 during 2005.

Cost of Products Sold. Cost of products sold as a percentage of net sales decreased slightly to 16.6% for the year ended December 31, 2006 compared to 17.0% for the year ended December 31, 2005. Gross margins improved primarily due to margin improvements on our new formulation of Reliv Classic, which was introduced in mid-February 2006, along with improved material usage variances. Partially offsetting these improvements were higher distribution costs on distributors' orders due to fuel surcharges and other increased shipping charges.

Distributor Royalties and Commissions. Distributor royalties and commissions as a percentage of net sales increased slightly to 40.1% for the year ended December 31, 2006 compared to 40.0% for the same period in 2005. Due to the structure of our distributor compensation plan, we do not expect to experience significant fluctuations in distributor royalties and commissions as a percentage of net sales.

Selling, General and Administrative Expenses. For 2006, selling, general and administrative, or SGA, expenses increased by $2.4 million compared to 2005. Additionally, SGA expenses as a percentage of net sales increased from 32.0% in 2005 to 33.0% in 2006.

Sales and marketing expenses represented approximately $1.8 million of the 2006 increase, including the increased international sales development expenses of $508,000, and increased promotional bonuses, such as the "Mega Bonus", of $482,000 and promotional trip expenses of $289,000 related to sales volume. Expenses for distributor conferences, such as our International Conference and regional conferences, increased by $200,000. Distribution and warehouse expenses increased by $202,000 due to higher wages and fringe benefit expenses. General and administrative expenses increased by approximately $383,000. Major components of the increase were an increase in salaries, bonuses, and fringe benefit expenses of $637,000 and an increase in business insurance expense of $215,000. Offsetting the increases were decreases in professional and consulting fees, legal, and accounting fees of $459,000.

Interest Income/Expense. Interest income increased to $693,000 for the year ended December 31, 2006, compared to $238,000 for the same period in 2005. Interest expense decreased to $50,000 for 2006 compared to $313,000 for 2005. The decrease is the result of a lower outstanding debt level during the year ended December 31, 2006, compared to 2005. In April 2006, we completed a public offering of our common stock, which yielded $11.9 million in net proceeds to us. A portion of the proceeds was used to pay off the remaining balance of $2.2 million on a note we entered into in March 2005 to purchase the shares of our common stock owned by a former officer/director and his wife. The increase in interest income is the result of the earnings on the remaining proceeds and higher interest rates compared to the prior year.

Income Taxes. We recorded income tax expense of $5.1 million for 2006, an effective rate of 39.3%. In 2005, we recorded income tax expense of $5.0 million, an effective rate of 39.8%. The lower effective rate in 2006 is the result of the benefit of tax-exempt interest income, coupled with the Federal excise tax credit available on telecommunications services.

Net Income. Our net income improved to $7.9 million ($0.48 per share basic and $0.47 per share diluted) for the year ended December 31, 2006 compared to $7.5 million ($0.47 per share basic and $0.46 per share diluted) for 2005. Profitability increased slightly commensurate with the increase in net sales in the United States, as discussed above, and the increase in interest income. Net income in the United States was $9.8 million in 2006, compared to $9.2 million in 2005. The net loss from international operations was $1.9 million in 2006, compared to a net loss of $1.7 million in 2005.

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

Net Sales. Sales in the United States grew by 22.3% in the year ended December 31, 2005 compared to 2004. During 2005, our international sales declined by 16.0% over the prior year, primarily the result of price increases and changes made to the distributor qualification requirements made in our Mexican and Philippine markets. Also contributing to the net sales increase during 2005 were sales from the introduction of our newest product, CardioSentials. Introduced in February 2005, net sales of this product were $3.9 million for the year ended December 31, 2005.

The following table summarizes net sales by geographic market for the years ended December 31, 2005 and 2004:

Net Sales by Region (in thousands)	2005 Amount	2005 % of Sales	2004 Amount	2004 % of Sales	Change from prior year	Change in %
United States	$ 102,549	90.3%	$ 83,873	86.5%	$ 18,676	22.3%
Australia/New Zealand	2,215	2.0	2,543	2.6	(328)	-12.9
Canada	1,668	1.5	1,751	1.8	(83)	-4.7
Mexico	1,608	1.4	2,634	2.7	(1,026)	-39.0
United Kingdom/Ireland	846	0.7	545	0.6	301	55.2
Philippines	2,328	2.0	2,865	3.0	(537)	-18.7
Malaysia/Singapore	2,031	1.8	2,771	2.9	(740)	-26.7
Germany	320	0.3	—	—	320	—
Consolidated total	$ 113,565	100.0%	$ 96,982	100.0%	$ 16,583	17.1%

The following table sets forth the number of our active distributors and Master Affiliates and above, as of December 31, 2005 and 2004:

Active Distributors and Master Affiliates and Above by Region	2005 Distributors	2005 Master Affiliates and Above	2004 Distributors	2004 Master Affiliates and Above	Change in % Distributors	Change in % Master Affiliates and Above
United States	52,040	15,840	47,190	12,460	10.3%	26.8%
Australia/New Zealand	2,410	250	3,040	290	-20.7	-17.2
Canada	1,210	210	1,480	210	-18.2	0.0
Mexico	1,630	310	9,000	710	-81.9	-56.3
United Kingdom/Ireland	750	100	450	60	66.7	66.7
Philippines	4,070	490	6,760	650	-39.8	-24.6
Malaysia/Singapore	3,250	590	5,280	730	-38.4	-19.2
Germany	120	50	—	—	—	—
Consolidated total	65,480	17,840	73,200	15,110	-10.5%	17.8%

In the United States, new distributor enrollments, high retention and continued growth in the number of Master Affiliates and above continue to be key factors in our sales growth. In 2005, over 23,030 new distributors were enrolled in the United States, as compared to approximately 22,980 in 2004. Distributor retention in the United States was approximately 62.9% for 2005 compared to a rate of 57.7% for 2004. The number of distributors reaching Master Affiliate and above also continued to improve in the United States. In 2005, approximately 8,120 distributors qualified as new Master Affiliates and 61.6% of the Master Affiliates and above as of December 31, 2004 requalified as Master Affiliates and above during 2005. This compares to approximately 6,860 new Master Affiliates and a requalification rate of 61.2% in 2004.

During the year ended December 31, 2005, net sales in our international operations declined in aggregate by 16.0% to $11.0 million compared to $13.1 million for the year ended December 31, 2004. The decrease in international sales occurred primarily in Mexico, Malaysia/Singapore and the Philippines because of a change in our distributor qualification requirements, which resulted in a decrease in our number of distributors in those markets. When net sales are converted using the 2004 exchange rate for both 2004 and 2005, international net sales declined 18.1% for 2005 compared to the prior year, as the U.S. dollar weakened against every currency in which we conduct operations during 2005.

Net sales in the Australia/New Zealand market decreased by 12.9% in 2005 compared to 2004. New distributor enrollments were 725 in 2005 compared to 1,419 in 2004. When net sales are converted using the 2004 exchange rate for both 2004 and 2005, net sales in this market decreased by 15.6%. As a result of the decline in sales during the first half of 2005, the contract of the sales manager for that market was terminated during the second quarter of 2005, and we named a new sales manager in September 2005. The combined net loss for the Australia/New Zealand market was $115,000 in 2005, compared to a net loss of $132,000 in 2004.

Net sales in Canada decreased by 4.7% in 2005 compared to 2004. The decline in net sales was due in part to the decline in new distributor enrollments. New distributor enrollments were 489 in 2005 compared to 853 in 2004. When measured in local currency, Canadian net sales decreased by 11.1% in 2005 compared to 2004. Net income in Canada was $77,000 for 2005, compared to $249,000 in 2004.

Net sales in Mexico decreased 39.0% in 2005 compared to 2004. New distributor enrollments were 1,048 in 2005 compared to 7,904 in 2004. When measured in local currency, 2005 net sales declined by 41.3%. Net sales declined subsequent to a price increase and change in distributor qualification requirements, effective March 1, 2005, to make the Mexican business model consistent with the rest of our markets. The net loss in Mexico for 2005 was $446,000, compared to a net loss of $113,000 in 2004.

Net sales in the United Kingdom increased by 55.2% for 2005 compared to 2004, as the efforts of our new general manager and national sales manager in the UK began to show positive results. When measured in local currency, net sales in the UK increased by 56.3% in 2005, compared to the prior year. New distributor enrollments were 447 in 2005 compared to 193 in 2004. However, the added staffing and sales development expenses more than offset the gain in sales. The net loss incurred in the UK was $421,000 in 2005, compared to a net loss of $183,000 in 2004.

As in Mexico, we changed our distributor qualification requirements and increased prices in the Philippines effective February 2005. Net sales in the Philippines declined by 18.7% in 2005 compared to the prior year. New distributor enrollments were 2,993 in 2005 compared to 5,360 in 2004. When measured in local currency, 2005 net sales declined by 20.2%. The net loss in the Philippines for 2005 was $104,000, compared to a net loss of $164,000 in 2004.

Net sales in the Malaysia/Singapore market decreased by approximately 26.7% in 2005 compared to the prior year. New distributor enrollments were 2,546 in 2005 compared to 4,906 in 2004. In comparison to 2004, currency fluctuation in 2005 had a negligible effect on sales in this market. Net sales decreased in Malaysia/Singapore because our new distributor enrollments declined by nearly 48.1% during 2005 compared to 2004, and our active distributor count decreased by 38.4%. The decrease in new distributors in this market resulted from a change in our distributor qualification requirements. The combined net loss for Malaysia/Singapore for 2005 was $392,000, compared to a net loss of $170,000 in 2004.

We began operations in Germany in July 2005. We had net sales of approximately $320,000 during our first six months.

Our Direct Select program is available for distributors and their retail customers to order products in less than case lots directly from us. In the United States during 2005, we processed a total of approximately 76,000 orders under this program at a suggested retail sales value of $8.4 million, compared to 58,800 orders, at a suggested retail value of $6.2 million during 2004. The average order size at a suggested retail value increased in 2005 to $111 compared to $106 during 2004.

Cost of Products Sold. Cost of products sold as a percentage of net sales decreased slightly to 17.0% for the year ended December 31, 2005 compared to 17.2% for the year ended December 31, 2004. Raw material costs remained fairly stable throughout the year, and operating efficiencies gradually improved during 2005 subsequent to the installation of new production equipment during the third and fourth quarters of 2004.

Distributor Royalties and Commissions. Distributor royalties and commissions as a percentage of net sales increased slightly to 40.0% for the year ended December 31, 2005 compared to 39.8% for the same period in 2004. The increase was due to changes made during the first quarter of 2005 to the distributor compensation plan in the Philippines and Mexico, resulting in commission payments being made on the full suggested retail value of the products sold. With these changes, commission payments are now uniform throughout our domestic and international markets.

Selling, General and Administrative Expenses. For 2005, selling, general and administrative, or SGA, expenses increased by $3.6 million compared to 2004. However, SGA expenses as a percentage of net sales declined from 33.7% in 2004 to 32.0% in 2005.

Sales and marketing expenses represented approximately $1.9 million of the 2005 increase, including increased credit card fees due to the higher sales volume, and increased promotional bonuses and promotional trip expenses related to sales volume. General and administrative expenses increased by approximately $1.6 million, primarily in salaries and bonuses, fringe benefit expenses, travel expenses, professional service fees, and director's fees. These increases were offset by declines in certain areas. Legal fees decreased by $163,000, and accounting fees and related expenses decreased by $669,000 in 2005 compared to the prior year. The decrease in accounting fees and related expenses is due in part to our establishment of an internal audit department to supplement management's efforts related to documenting and assessing our internal controls. In the prior year, we incurred additional third party expenses with the adoption of the internal control documentation requirements of the Sarbanes-Oxley Act.

During 2005, we incurred SGA expenses of approximately $645,000 in our most recent market entry, Germany. We began operations in Germany on July 18, 2005.

Interest Expense. Interest expense increased to $313,000 for the year ended December 31, 2005 compared to $243,000 for 2004. The increase is the result of higher interest rates on the term loan on our headquarters facility, coupled with additional interest expense incurred on a note we entered into in March 2005 to purchase the shares of our common stock owned by a former officer/director and his wife. The interest rate on the term loan on our headquarters facility was a variable rate loan with interest equal to the prime rate. This loan was paid in full in June 2005. The note to purchase the stock owned by the former officer/director was for $3.5 million with an interest rate of 4.0% per year, of which $3.1 million was outstanding as of December 31, 2005. We also issued a note for $593,000 to the wife of the former officer and director, which was repaid immediately after its issuance.

Income Taxes. We recorded income tax expense of $5.0 million for 2005, an effective rate of 39.8%. In 2004, we recorded income tax expense of $3.6 million, an effective rate of 40.2%. The lower effective rate in 2005 is the result of the new Domestic Manufacturing Deduction, enacted by the American Jobs Creation Act of 2004, beginning with the 2005 tax year.

Net Income. Our net income improved to $7.5 million ($0.47 per share basic and $0.46 per share diluted) for the year ended December 31, 2005 compared to $5.4 million ($0.34 per share basic and $0.31 per share diluted) for 2004. Profitability continued to increase as net sales improved in the United States, as discussed above. Net income in the United States was $9.2 million in 2005, compared to $5.9 million in 2004. The net loss from international operations was $1.7 million in 2005, compared to a net loss of $513,000 in 2004.

Financial Condition, Liquidity and Capital Resources

We generated $9.0 million of net cash during 2006 from operating activities, $9.3 million was used in investing activities, and we generated $3.8 million in financing activities. This compares to $12.5 million of net cash provided by operating activities, $1.6 million used in investing activities, and $15.2 million used in financing activities in 2005. Cash and cash equivalents increased by $3.7 million to $9.3 million as of December 31, 2006 compared to December 31, 2005. We also have $7.9 million in short-term investments as of December 31, 2006.

Significant changes in working capital items consisted of a decrease in inventories of $897,000, a decrease in prepaid expenses and other current assets of $154,000, an increase in refundable income taxes of $260,000, and a decrease in income taxes payable of $822,000 in 2006. The decrease in inventory is a result of an effort to improve inventory turnover. The decrease in prepaid expenses/other current assets is due to the timing of deposits due on promotional trips due in 2006 compared to the prior year. The increase in refundable income taxes and the decrease in income taxes payable is the result of our income tax deposits being based on a higher projected pre-tax income for 2006 versus actual results.

Our net investing activities included $477,000, $1.6 million, and $1.8 million for capital expenditures in the years ended December 31, 2006, 2005 and 2004, respectively. Investing activities for 2006 also included a net purchase of $8.9 million in short and long-term investments. The short-term investments of $7.9 million are comprised of investment grade variable rate debt obligations issued by various state and municipal governments and certificates of deposit. Long-term investments of $1.0 million represent an investment as a limited partner in a private equity fund.

Financing activities in 2006 included $11.9 million in net proceeds from the common stock offering that closed in April 2006, $1.7 million in common stock dividends paid, $3.6 million in our treasury stock purchases, $317,000 in proceeds from options and warrants exercised and excess tax benefits from stock-based compensation, and $3.1 million of principal payments made on long-term borrowings. These payments paid off the balance of a promissory note for the purchase of common stock from a former officer/director and his wife that occurred in March 2005. The most significant financing activity in 2005 was $13.8 million in purchases of treasury stock. Of the $13.8 million in stock purchases, $9.7 million was paid in cash and notes were issued for the remaining $4.1 million. As of December 31, 2005, $3.1 million of the notes was outstanding. The majority of this treasury stock was purchased from a former officer, a former officer/director and his wife, and three of our current officers and/or directors. In March 2005, we announced that our board of directors had approved a stock repurchase plan of our common stock of up to $15 million over the next three years. Approximately $4.3 million of stock was purchased in the open market during 2005. In June 2005, we also paid the remaining balance of the long-term debt on our headquarters facility totaling approximately $3.5 million. In 2005, we also paid $1.2 million in common stock dividends and received $274,000 in proceeds from the exercise of options and warrants. In 2004, we paid $975,000 for the redemption of preferred stock, $12,000 in preferred stock dividends and $1.0 million in common stock dividends. We also used $1.3 million to purchase treasury stock and received $292,000 in proceeds from the exercise of options and warrants. In 2004, all treasury stock was purchased from related parties.

Stockholders' equity increased to $27.7 million at December 31, 2006 compared with $12.6 million at December 31, 2005. The increase is primarily due to the net proceeds of the stock offering of $11.9 million, our net income during 2006 of $7.9 million, less the treasury stock purchases and common stock dividends paid. Stockholders' equity also increased by $122,000 and $1.4 million as the result of the tax benefit from the exercise of nonqualified options and warrants during the years ended December 31, 2006 and 2005, respectively.

Our working capital balance was $16.2 million at December 31, 2006 compared to $4.0 million at December 31, 2005. The current ratio at December 31, 2006 was 2.9 compared to 1.4 at previous year-end.

On February 21, 2006, we filed a registration statement on Form S-3 with the Securities and Exchange Commission relating to an underwritten public offering of 2,000,000 shares of our common stock. On April 5, 2006, we commenced the public offering at a price of $11.25 per share. The public offering was completed on April 11, 2006 and consisted of 1,200,000 shares of common stock offered and sold by us and 800,000 shares of common stock offered and sold by selling stockholders. The selling stockholders were four of our directors and/or officers. The underwriters had a 30-day option to purchase up to 300,000 additional shares from certain of the selling stockholders to cover over-allotments, if any. This option was exercised for the full 300,000 shares and closed on May 9, 2006. We did not receive any proceeds from the sale of common stock by the selling stockholders.

We have used a portion of the proceeds from the offering for the repayment of debt. We intend to use the balance of net proceeds for general corporate purposes, including working capital, continued domestic and international growth, and for possible product acquisitions. Net proceeds to us from the offering, after reduction for the underwriters' fee and other offering expenses, were $11.9 million.

We also have a $5 million secured revolving credit facility with our primary lender that we entered into in June 2006. This facility replaces the previous agreement with a $15 million limit, and expires in April 2008, and any advances accrue interest at a variable interest rate based on LIBOR. The credit facility is secured by all of our assets. The facility includes covenants to maintain total stockholders' equity of not less than $10.5 million, and that the ratio of borrowings under the facility to EBITDA shall not exceed 3.5 to 1.0. At December 31, 2006, we had not utilized any of the revolving line of credit facility and were in compliance with the minimum stockholders' equity covenant.

Management believes that our internally generated funds and the borrowing capacity under the new revolving line of credit facility will be sufficient to meet working capital requirements for the remainder of 2007.

Contractual Obligations The table below presents our contractual obligations and commercial commitments as of December 31, 2006. This consists of our operating leases. For the operating leases, the amounts shown represent the future minimum payments under noncancelable leases with initial or remaining terms in excess of one year as of December 31, 2006.

(in thousands)	Less Than 1 year	1-3 years	3-5 years	More than 5 years	Total
Operating leases	51	51	—	—	102
Total Obligations	$ 51	$ 51	$ —	$ —	$ 102

Critical Accounting Policies Our financial statements are based on the selection and application of significant accounting policies, which require management to make significant estimates and assumptions. We believe that the following are some of the more critical judgment areas in the application of our accounting policies that currently affect our financial condition and results of operations.

Inventories Inventories are valued at the lower of cost or market. Product cost includes raw material, labor and overhead costs and is accounted for using the first-in, first-out basis. On a periodic basis, we review our inventory levels in each country for estimated obsolescence or unmarketable items, as compared to future demand requirements and the shelf life of the various products. Based on this review, we record inventory write-downs when costs exceed expected net realizable value. Historically, our estimates of our obsolete or unmarketable items have been materially accurate.

In 2006, we adopted SFAS No. 151, "Inventory Costs," ("SFAS 151") which clarifies that abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage) should be recognized as period charges, rather than as an inventory value. This standard also requires the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. Our pre-existing accounting policy for inventory valuation was generally consistent with this guidance, and therefore, the adoption of SFAS 151 did not have a significant impact on 2006 financial results.

Foreign Currency Translation All balance sheet accounts are translated using the exchange rates in effect at the balance sheet date. Statements of operations amounts are translated using the average exchange rate for the year-to-date periods. The gains and losses resulting from the changes in exchange rates during this interim period have been reported in other comprehensive loss. Foreign currency translation adjustments exclude income tax expense (benefit) given that our investments in non-U.S. subsidiaries are deemed to be reinvested for an indefinite period of time.

Legal Proceedings In the ordinary course of business, we are subject to various legal proceedings, including lawsuits and other claims related to labor, product and other matters. We are required to assess the likelihood of adverse judgments and outcomes to these matters as well as the range of potential loss. Such assessments are required to determine whether a loss contingency reserve is required under the provisions of SFAS No. 5, "Accounting for Contingencies," and to determine the amount of required reserves, if any. These assessments are subjective in nature. Management makes these assessments for each individual matter based on consultation with outside counsel and based on prior experience with similar claims. To the extent additional information becomes available or our strategies or assessments change, our estimates of potential liability for a given matter may change. Changes to estimates of liability would result in a corresponding additional charge or benefit recognized in the statement of operations in the period in which such changes become known. We recognize the costs associated with legal defense in the periods incurred. Accordingly, the future costs of defending claims are not included in our estimated liability.

Income Tax Matters We face challenges from domestic and foreign tax authorities regarding the amount of taxes due. These challenges include questions regarding the timing and amount of deductions and the allocation of income among various taxing jurisdictions. In evaluating the exposure associated with our various filing positions, we estimate reserves for probable exposures. Based on our evaluation of our tax positions, we believe we have appropriately accrued for probable exposures. To the extent we were to prevail in matters for which accruals have been established or be required to pay amounts in excess of our reserves, our effective tax rate in a given financial statement period may be materially impacted.

At December 31, 2006, we had deferred tax assets related to net operating loss carryforwards and other income tax credits with a tax value of $2.4 million. These net operating loss carryforwards have various expiration dates, depending on the country in which they occurred. A valuation allowance of $2.3 million has been established for a portion of these deferred tax assets based on projected future taxable income and the expiration dates of these carryforwards.

Newly Adopted Accounting Pronouncements On January 1, 2006, we adopted Statement of Financial Accounting Standards No. 123(R), "Share-Based Payments" ("SFAS No. 123(R)"). Prior to the adoption of SFAS No. 123(R), we had adopted the disclosure-only provisions of SFAS No. 123 and accounted for employee stock-based compensation under the intrinsic value method, and no expense related to stock options was recognized. We adopted the provisions of SFAS 123(R) using the modified prospective transition method. Under this method, our consolidated financial statements as of and for the year ended December

31, 2006 reflect the impact of SFAS 123(R), while the consolidated financial statements for prior periods have not been restated to reflect, and do not include, the impact of SFAS 123(R). SFAS 123(R) amends SFAS No. 95, "Statement of Cash Flows," to require that excess tax benefits be reported as a financing cash flow rather than as an operating cash flow.

We used the Black-Scholes option pricing model to determine the fair value of stock options. As a result of adopting SFAS 123(R), we incurred employee stock-based compensation cost of $63,000, net of tax, for the year ended December 31, 2006. At December 31, 2006, we had no unrecognized compensation cost relating to stock options.

Accounting Pronouncements Not Yet Implemented In July 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" (FIN No. 48). FIN No. 48 prescribes a more likely than not threshold for financial statement presentation and measurement of a tax position taken or expected to be taken in a tax return. FIN No. 48 also provides guidance on de-recognition of income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. FIN No. 48 is effective for us as of January 1, 2007. We are currently evaluating the impact of FIN No. 48 on our consolidated financial statements.

Quantitative and Qualitative Disclosures Regarding Market Risk

Foreign Currency Risk Our earnings and cash flows are subject to fluctuations due to changes in foreign currency rates as we have several foreign subsidiaries and continue to explore expansion into other foreign countries. As a result, exchange rate fluctuations may have an effect on sales and gross margins. Accounting practices require that our results from operations be converted to U.S. dollars for reporting purposes. Consequently, our reported earnings in future periods may be significantly affected by fluctuations in currency exchange rates, generally increasing with a weaker U.S. dollar and decreasing with a strengthening U.S. dollar. Products manufactured by us for sale to our foreign subsidiaries are transacted in U.S. dollars.

Net sales outside of the United States represented 10.0%, 9.7%, and 13.5% of total net sales in 2006, 2005, and 2004, respectively. Our primary exposures to adverse currency fluctuations would result in an increase in the cost of goods sold, relative to foreign net sales, as the vast majority of the products sold are purchased from the parent company in the United States, with prices denominated in U.S. dollars. As of December 31, 2006, we had a net investment in our foreign subsidiaries of $3.8 million (in U.S. dollars).

We have performed a sensitivity analysis as of December 31, 2006 that measures the change in the results of our foreign operations arising from a hypothetical 10% adverse movement in the exchange rate of all of the currencies the Company presently has operations in. Using the results of operations for 2006 for our foreign operations as a basis for comparison, an adverse movement of 10% would create a potential reduction in our net income of less than $50,000 and reduce the value of the net investment in the foreign subsidiaries by $384,000.

From time to time, we enter into foreign exchange forward contracts with a financial institution to sell Canadian dollars in order to protect against currency exchange risk associated with expected future cash flows. We have accounted for these contracts as freestanding derivatives, such that gains or losses on the fair market value of these forward exchange contracts are recorded as other income and expense in the consolidated statements of operations. We began 2006 holding Canadian forward exchange contracts totaling $978,000 with maturities through December 31, 2006, and a related cumulative expense of $59,000. At December 31, 2006, due to consistency in the United States - Canadian dollar exchange rate and our Canadian cash flows, we elected to no longer hold any Canadian forward exchange contracts. As of December 31, 2006, we had no hedging instruments in place to offset exposure to any foreign currencies for the countries in which we do business.

Interest Rate Risk Our interest income is subject to interest rate risk. At December 31, 2006 we hold worldwide balances of cash, cash equivalents, and short-term investments totaling more than $17 million; a substantial portion of which is invested in U.S. based financial instruments. A significant portion of our U.S. held cash and cash equivalents balances earn overnight interest income at either the daily prevailing market rate or other short-term (30 days) variable rates. Our short-term investments consist of auction rate securities and other debt securities with interest rates that typically reset every 35 days or less and fixed-rate certificates of deposit with original maturities greater than 90 days but less than one year at date of purchase. Our primary objective of our interest income strategy is to preserve principal while maximizing yields, without significantly increasing risk. Utilizing an average fiscal year 2006 quarter-end balance comprised of U.S. held cash, cash equivalents, and short term investments, a hypothetical 1% change in interest rates could result in a change in our interest income of $112,000.

As noted above, our cash, cash equivalents, and short-term investments are generally invested in short-term variable rate financial instruments in which the interest rate resets every 35 days or less. As a result of these resetting variable rates, interest rates attributable to these investments typically approximate current market rates. Therefore, we believe our market risk to unrealized gains or losses on the carrying value of these investments is not significant.

We also are exposed to market risk in changes in commodity prices in some of the raw materials we purchase for our manufacturing needs. However, this presents a risk that would not have a material effect on our results of operations or financial condition.

Management's Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Our management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operation effectiveness of controls and a conclusion on this evaluation. Although there are inherent limitations in the effectiveness of any system of internal control over financial reporting, based on our evaluation, management has concluded our internal controls over financial reporting were effective as of December 31, 2006.

Ernst & Young LLP, an independent registered public accounting firm, has issued an attestation report on management's assessment of internal control over financial reporting as of December 31, 2006, which is included elsewhere in this annual report.

Five Year Financial Summary

(In thousands, except per share amounts)	*2006*	*2005*	*2004*	*2003*	*2002*
Net sales	$117,467	$113,565	$ 96,982	$ 76,960	$ 62,927
Net income	7,898	7,521	5,386	4,397	2,493
Preferred dividends accrued and paid	—	—	12	56	—
Net income available to common shareholders	7,898	7,521	5,374	4,341	2,493
Earnings per common share[1]:					
Basic	0.48	0.47	0.34	0.29	0.18
Diluted	0.47	0.46	0.31	0.26	0.15
Cash dividends per share of common stock	0.100	0.075	0.065	—	—
Total assets	37,282	25,981	30,997	24,681	18,446
Long-term debt and capital lease obligations, less current maturities	—	2,211	3,358	3,700	4,057

[1] Earnings per common share for 2002 has been restated for the 2003 stock split.

Stock Price & Dividend Summary

2006	*High*	*Low*	*Close*	*Dividend*
First Quarter	$ 18.69	$ 11.00	$ 12.39	$ —
Second Quarter	12.86	9.14	9.88	0.050
Third Quarter	10.37	6.46	8.99	—
Fourth Quarter	10.25	8.10	8.68	0.050
2005	*High*	*Low*	*Close*	*Dividend*
First Quarter	$ 10.50	$ 7.66	$ 9.00	$ —
Second Quarter	11.35	8.78	10.62	0.035
Third Quarter	10.85	8.10	9.16	—
Fourth Quarter	15.59	8.50	13.18	0.040

The Board of Directors and Stockholders
Relìv International, Inc.

We have audited the accompanying consolidated balance sheets of Relìv International, Inc. and Subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Relìv International, Inc. and Subsidiaries at December 31, 2006 and 2005, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Relìv International, Inc. and Subsidiaries' internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 14, 2007, expressed an unqualified opinion thereon.

Ernst + Young LLP

St. Louis, Missouri
March 14, 2007

The Board of Directors and Stockholders
Relìv International, Inc.

We have audited management's assessment, titled *Management's Report on Internal Control Over Financial Reporting,* that Relìv International, Inc. and Subsidiaries (Relìv International, Inc.) maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Relìv International, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Relìv International, Inc. and Subsidiaries maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Relìv International, Inc. and Subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Relìv International, Inc. and Subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2006, of Relìv International, Inc. and Subsidiaries, and our report dated March 14, 2007, expressed an unqualified opinion thereon.

Ernst + Young LLP

St. Louis, Missouri
March 14, 2007

Consolidated Balance Sheets

December 31	2006	2005
Assets		
Current assets:		
Cash and cash equivalents	$ 9,332,810	$ 5,653,594
Short-term investments	7,864,000	—
Accounts and notes receivable, less allowances of $6,200 in 2006 and $39,700 in 2005	669,379	775,623
Accounts due from employees and distributors	223,246	152,760
Inventories:		
Finished goods	2,752,770	3,569,449
Raw materials	1,337,661	1,441,107
Sales aids and promotional materials	687,790	573,900
Total inventories	4,778,221	5,584,456
Refundable income taxes	279,096	—
Prepaid expenses and other current assets	1,103,996	1,240,138
Deferred income taxes	594,430	452,430
Total current assets	24,845,178	13,859,001
Other assets	2,639,537	1,626,330
Accounts due from employees and distributors	362,959	355,651
Property, plant, and equipment	18,555,718	19,055,766
Less accumulated depreciation and amortization	9,121,172	8,915,325
	9,434,546	10,140,441
Total assets	$ 37,282,220	$ 25,981,423
Liabilities and stockholders' equity		
Current liabilities:		
Accounts payable and accrued expenses	$ 8,615,256	$ 8,158,770
Income taxes payable	—	820,246
Current maturities of long-term debt	—	916,244
Total current liabilities	8,615,256	9,895,260
Noncurrent liabilities:		
Long-term debt, less current maturities	—	2,211,065
Noncurrent deferred income taxes	42,000	89,000
Other noncurrent liabilities	891,113	1,221,270
Total noncurrent liabilities	933,113	3,521,335
Stockholders' equity:		
Preferred stock, par value $0.001 per share; 3,000,000 shares authorized; -0- shares issued and outstanding in 2006 and 2005	—	—
Common stock, par value $0.001 per share; 30,000,000 shares authorized, 16,730,465 shares issued and 16,605,523 shares outstanding in 2006; 15,613,644 shares issued and 15,563,562 outstanding in 2005	16,731	15,614
Additional paid-in capital	34,732,421	22,972,463
Accumulated deficit	(5,336,866)	(9,252,413)
Accumulated other comprehensive loss:		
Foreign currency translation adjustment	(540,653)	(669,346)
Treasury stock	(1,137,782)	(501,490)
Total stockholders' equity	27,733,851	12,564,828
Total liabilities and stockholders' equity	$ 37,282,220	$ 25,981,423

See accompanying notes.

Consolidated Statements of Income

Year ended December 31	2006	2005	2004
Product sales	$ 105,497,420	$ 102,045,383	$ 87,565,109
Handling & freight income	11,969,737	11,519,781	9,417,324
Net sales	117,467,157	113,565,164	96,982,433
Costs and expenses:			
Cost of products sold	19,519,904	19,264,347	16,662,935
Distributor royalties and commissions	47,127,026	45,479,062	38,622,537
Selling, general, and administrative	38,716,529	36,348,526	32,710,657
Income from operations	12,103,698	12,473,229	8,986,304
Other income (expense):			
Interest income	692,595	238,473	118,467
Interest expense	(50,156)	(313,329)	(243,118)
Other income	256,966	101,043	146,036
Income before income taxes	13,003,103	12,499,416	9,007,689
Provision for income taxes	5,105,000	4,978,000	3,621,000
Net income	7,898,103	7,521,416	5,386,689
Preferred dividends accrued and paid	—	—	12,292
Net income available to common shareholders	$ 7,898,103	$ 7,521,416	$ 5,374,397
Earnings per common share — Basic	$ 0.48	$ 0.47	$ 0.34
Weighted average shares	16,465,000	15,885,000	15,662,000
Earnings per common share — Diluted	$ 0.47	$ 0.46	$ 0.31
Weighted average shares	16,727,000	16,388,000	17,137,000

See accompanying notes.

Consolidated Statements of Stockholders' Equity

	Preferred Stock		Common Stock	
	Shares	Amount	Shares	Amount
Balance at December 31, 2003	97,500	$ 975,000	15,143,961	$ 15,144
Net income	—	—	—	—
Other comprehensive loss:				
Foreign currency translation adjustment	—	—	—	—
Total comprehensive income				
Common stock dividends paid, $0.065 per share	—	—	—	—
Redemption of preferred stock	(97,500)	(975,000)	—	—
Preferred stock dividends paid	—	—	—	—
Warrants granted under DSPP/compensation shares	—	—	8,000	8
Common stock purchased for treasury	—	—	—	—
Retirement of treasury stock	—	—	(191,564)	(191)
Proceeds from sale of common stock	—	—	8,934	9
Options and warrants exercised	—	—	1,354,337	1,354
Tax benefit from exercise of options	—	—	—	—
Balance at December 31, 2004	—	—	16,323,668	16,324
Net income	—	—	—	—
Other comprehensive income:				
Foreign currency translation adjustment	—	—	—	—
Total comprehensive income				
Common stock dividends paid, $0.075 per share	—	—	—	—
Warrants granted under DSPP	—	—	—	—
Common stock purchased for treasury	—	—	—	—
Retirement of treasury stock	—	—	(1,410,698)	(1,411)
Proceeds from sale of treasury stock	—	—	—	—
Options and warrants exercised	—	—	700,674	701
Tax benefit from exercise of options and warrants	—	—	—	—
Balance at December 31, 2005	—	—	15,613,644	15,614
Net income	—	—	—	—
Other comprehensive income:				
Foreign currency translation adjustment	—	—	—	—
Total comprehensive income				
Common stock dividends paid, $0.100 per share	—	—	—	—
Warrants granted under DSPP	—	—	—	—
Employee stock-based compensation	—	—	—	—
Common stock purchased for treasury	—	—	—	—
Retirement of treasury stock	—	—	(341,627)	(342)
Proceeds from issuance of common stock, net	—	—	1,200,000	1,200
Options and warrants exercised	—	—	258,448	259
Tax benefit from exercise of options and warrants	—	—	—	—
Balance at December 31, 2006	—	$ —	16,730,465	$ 16,731

See accompanying notes.

Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehesive Loss	Treasury Stock Shares	Treasury Stock Amount	Total
$18,684,338	$ (5,878,869)	$ (714,527)	2,737	$ (8,708)	$13,072,378
—	5,386,689	—	—	—	5,386,689
—	—	(43,804)	—	—	(43,804)
					5,342,885
—	(1,030,040)	—	—	—	(1,030,040)
—	—	—	—	—	(975,000)
—	(12,292)	—	—	—	(12,292)
129,279	—	—	—	—	129,287
—	—	—	191,564	(1,293,980)	(1,293,980)
(228,019)	(1,065,770)	—	(191,564)	1,293,980	—
48,592	—	—	—	—	48,601
1,409,830	(1,119,429)	—	—	—	291,755
2,617,159	—	—	—	—	2,617,159
22,661,179	(3,719,711)	(758,331)	2,737	(8,708)	18,190,753
—	7,521,416	—	—	—	7,521,416
—	—	88,985	—	—	88,985
					7,610,401
—	(1,188,288)	—	—	—	(1,188,288)
66,674	—	—	—	—	66,674
—	—	—	1,460,155	(13,790,375)	(13,790,375)
(1,746,357)	(11,539,012)	—	(1,410,698)	13,286,780	—
22,547	—	—	(2,112)	10,813	33,360
598,420	(326,818)	—	—	—	272,303
1,370,000	—	—	—	—	1,370,000
22,972,463	(9,252,413)	(669,346)	50,082	(501,490)	12,564,828
—	7,898,103	—	—	—	7,898,103
—	—	128,693	—	—	128,693
					8,026,796
—	(1,675,582)	—	—	—	(1,675,582)
102,224	—	—	—	—	102,224
62,991	—	—	—	—	62,991
—	—	—	416,487	(3,602,531)	(3,602,531)
(707,608)	(2,258,289)	—	(341,627)	2,966,239	—
11,917,592	—	—	—	—	11,918,792
262,451	(48,685)	—	—	—	214,025
122,308	—	—	—	—	122,308
$ 34,732,421	$ (5,336,866)	$ (540,653)	124,942	$ (1,137,782)	$ 27,733,851

Consolidated Statements of Cash Flows

Year ended December 31	2006	2005	2004
Operating activities			
Net income	$ 7,898,103	$ 7,521,416	$ 5,386,689
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	1,243,407	1,417,166	1,209,577
Stock-based compensation	165,215	66,674	129,287
Tax benefit from exercise of options	—	1,370,000	2,617,159
Deferred income taxes	(189,000)	(366,000)	220,332
Foreign currency transaction (gain)/loss	(194,760)	268,436	(99,628)
(Increase) decrease in accounts and notes receivable	52,869	(108,587)	(275,604)
(Increase) decrease in inventories	896,792	327,447	(1,210,461)
(Increase) decrease in refundable income taxes	(260,035)	1,288,260	(1,288,260)
(Increase) decrease in prepaid expenses and other current assets	154,428	(173,057)	(320,920)
Increase in other assets	(49,677)	(465,991)	(403,690)
Increase in accounts payable and accrued expenses	63,346	538,723	1,549,544
Increase (decrease) in income taxes payable	(821,571)	819,344	(146,683)
Net cash provided by operating activities	8,959,117	12,503,831	7,367,342
Investing activities			
Proceeds from sale of property, plant, and equipment	97,117	148,506	119,609
Purchase of property, plant, and equipment	(572,748)	(1,710,523)	(1,870,632)
Purchase of investments, net	(8,864,000)	—	—
Net cash used in investing activities	(9,339,631)	(1,562,017)	(1,751,023)
Financing activities			
Principal payments on long-term borrowings and line of credit	(3,127,344)	(3,655,514)	(433,116)
Principal payments under capital lease obligations	—	—	(5,750)
Net proceeds from issuance of common stock	11,918,792	—	48,601
Redemption of preferred stock	—	—	(975,000)
Preferred stock dividends paid	—	—	(12,292)
Common stock dividends paid	(1,675,582)	(1,188,288)	(1,030,040)
Proceeds from options and warrants exercised	214,025	273,520	291,754
Excess tax benefits from stock-based compensation	103,182	—	—
Purchase of stock for treasury	(3,602,531)	(10,690,375)	(1,293,980)
Proceeds from sale of treasury stock	—	33,360	—
Net cash provided by (used in) financing activities	3,830,542	(15,227,297)	(3,409,823)
Effect of exchange rate changes on cash and cash equivalents	229,188	(212,426)	42,499
Increase (decrease) in cash and cash equivalents	3,679,216	(4,497,909)	2,248,995
Cash and cash equivalents at beginning of year	5,653,594	10,151,503	7,902,508
Cash and cash equivalents at end of year	$ 9,332,810	$ 5,653,594	$ 10,151,503
Supplemental disclosures of cash flow information:			
Cash paid during the year for:			
Interest	$ 81,156	$ 300,329	$ 267,926
Income taxes	$ 6,262,000	$ 1,838,000	$ 2,144,000
Noncash investing and financing transactions:			
Insurance of promissory notes for purchase of stock for treasury	$ —	$ 4,050,000	$ —

See accompanying notes.

1. Nature of Business and Significant Accounting Policies

Nature of Business

Reliv International, Inc. (the Company) produces a proprietary line of nutritional supplements addressing basic nutrition, specific wellness needs, weight management, and sports nutrition. These products are sold by subsidiaries of the Company to a sales force of independent distributors and licensees of the Company that sell products directly to consumers. The Company and its subsidiaries sell products to distributors throughout the United States and in Australia, Canada, New Zealand, Mexico, the United Kingdom/Ireland, Germany, the Philippines, Malaysia, and Singapore.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its foreign and domestic subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Inventories

Inventories are valued at the lower of cost or market. Product cost includes raw materials, labor, and overhead costs and is accounted for using the first-in, first-out basis. On a periodic basis, the Company reviews its inventory levels, as compared to future demand requirements and the shelf life of the various products. Based on this review, the Company records inventory write-downs when necessary.

In 2006, the Company adopted SFAS No. 151, "Inventory Costs" which clarifies that abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage) should be recognized as period charges, rather than as an inventory value. This standard also requires the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. The Company's pre-existing accounting policy for inventory valuation was generally consistent with this guidance, and therefore, the adoption of SFAS No. 151 did not have a significant impact on 2006 financial results.

Property, Plant, and Equipment

Property, plant, and equipment are stated on the cost basis. Depreciation is computed using the straight-line or an accelerated method over the useful life of the related assets. Generally, computer equipment and software are depreciated over 5 years, office equipment and machinery over 7 years, and real property over 39 years.

Foreign Currency Translation

All balance sheet accounts have been translated using the exchange rates in effect at the balance sheet date. Statements of income amounts have been translated using the average exchange rate for the year. The gains and losses resulting from the changes in exchange rates from year to year have been reported in other comprehensive income (loss). The foreign currency translation adjustment is the only component of accumulated other comprehensive loss. Foreign currency translation adjustments exclude income tax expense (benefit) given that the Company's investments in non-U.S. subsidiaries are deemed to be reinvested for an indefinite period of time. The transaction (gains) losses were ($194,760), $268,436, and ($99,628) for 2006, 2005, and 2004, respectively.

Revenue Recognition

The Company receives payment by credit card, personal check, or guaranteed funds for orders from independent distributors and makes related commission payments in the following month. Net sales reflect product sales less the distributor discount of 20 percent to 40 percent of the suggested retail price. Sales revenue and commission expenses are recorded when the merchandise is shipped, as this is the point title and risk of loss pass. In accordance with EITF 01-09, the Company presents distributor royalty and commission expense as an operating expense, rather than a reduction to net sales, as these payments are not made to the purchasing distributor.

Actual and estimated returns are classified as a reduction of net sales. The Company estimates and accrues a reserve for product returns based on the Company's return policy and historical experience. The Company records handling and freight income as a component of net sales and records handling and freight costs as a component of cost of products sold. Total revenues do not include sales tax as the Company considers itself a pass-through conduit for collecting and remitting applicable sales taxes.

Income Taxes

The provision for income taxes is computed using the liability method. The primary differences between financial statement and taxable income result from financial statement accruals and reserves and differences between depreciation for book and tax purposes.

Basic and Diluted Earnings per Share

Basic earnings per common share are computed using the weighted average number of common shares outstanding during the year. Diluted earnings per common share are computed using the weighted average number of common shares and potential dilutive common shares that were outstanding during the period. Potential dilutive common shares consist of outstanding stock options, outstanding stock warrants, and convertible preferred stock. See Note 8 for additional information regarding earnings per share.

Stock-Based Compensation

The Company has a stock option plan for employees and eligible directors allowing for incentive and non-qualified stock options, which are described more fully in Note 7. On January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123, "Share-Based Payments" ("SFAS No. 123(R)") using the modified prospective transition method. Under this method, the Company's consolidated financial statements for prior periods have not been restated and do not include the impact of SFAS No. 123(R). Accordingly, no compensation expense related to stock option awards was recognized in the years ended December 31, 2005 and 2004 because all stock options granted had an exercise price equal to the fair market value of the underlying common stock on the date of grant. The following table shows the effect on net income and earnings per share as if the fair-value-based method of accounting had been applied to all outstanding and unvested stock options prior to adoption of SFAS No. 123(R). For purposes of this pro forma disclosure, the estimated fair value of the stock option award is assumed to be expensed over the award's vesting periods using the Black-Scholes model.

Year ended December 31	2005	2004
Basic:		
Net income available to common shareholders, as reported	$ 7,521,416	$ 5,374,397
Deduct: total stock-based employee compensation expense determined under fair value-based method for all awards, net of related tax effects	1,645,036	52,125
Pro forma net income available to common shareholders	$ 5,876,380	$ 5,322,272
Diluted:		
Net income available to common shareholders, as reported	$ 7,521,416	$ 5,386,689
Deduct: total stock-based employee compensation expense determined under fair value-based method for all awards, net of related tax effects	1,645,036	52,125
Pro forma net income available to common shareholders	$ 5,876,380	$ 5,334,564
Earnings per share:		
Basic—as reported	$ 0.47	$ 0.34
Basic—pro forma	$ 0.37	$ 0.34
Diluted—as reported	$ 0.46	$ 0.31
Diluted—pro forma	$ 0.36	$ 0.31

The Company accounts for options granted to non-employees and warrants granted to distributors under the fair value approach required by EITF 96-18, "Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods, or Services."

Advertising

Costs of sales aids and promotional materials are capitalized as inventories. All other advertising and promotional costs are expensed when incurred. The Company recorded $81,000, $52,000, and $64,000 of advertising expense in 2006, 2005, and 2004, respectively.

Research and Development Expenses

Research and development expenses which are charged to selling, general, and administrative expenses as incurred were $437,000, $558,000, and $525,000 in 2006, 2005, and 2004, respectively.

Cash Equivalents

The Company's policy is to consider the following as cash and cash equivalents: demand deposits, short-term investments with a maturity of three months or less when purchased, and highly liquid debt securities with insignificant interest rate risk and with original maturities from the date of purchase of generally three months or less.

Short-Term Investments

Short-term investments, categorized as available-for-sale, are comprised of investment grade variable rate debt obligations issued by various state and municipal governments. Accordingly, investments in these securities are recorded at cost, which approximates fair value due to their variable interest rates, which typically reset every 35 days or less. Despite the long-term nature of their stated contractual maturities, the Company has the ability to quickly liquidate these securities and therefore classifies them as current assets. As a result of the resetting variable rates, no cumulative gross unrealized or realized holding gains or losses are recognized from these investments. In accordance with management's objective for their available-for-sale investments, each reset of the variable interest rate is not considered a sale and subsequent repurchase. Accordingly, this activity is presented net in the consolidated statements of cash flows.

Short-term investments also include certificates of deposit with original maturities at acquisition ranging from greater than ninety days and less than one year. Income generated from all short-term investments is presented as interest income in the consolidated statements of income.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

New Accounting Pronouncements

Uncertain Tax Positions

In July 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN No. 48"). FIN No. 48 prescribes a more likely than not threshold for financial statement presentation and measurement of a tax position taken or expected to be taken in a tax return. FIN No. 48 also provides guidance on de-recognition of income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. For the Company, FIN No. 48 is effective as of January 1, 2007. The Company is currently evaluating the impact of FIN No. 48 on its consolidated financial statements.

Fair Value Positions

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. This statement clarifies how to measure fair value as permitted under other accounting pronouncements but does not require any new fair value measurements. The Company will be required to adopt SFAS No. 157 as of January 1, 2008. The Company is currently evaluating the impact of SFAS No. 157 and has not yet determined the impact on its financial statements.

Reclassifications

In previous years, in addition to the required disclosure of "net sales," the Company reported "sales at suggested retail," representing the gross sales amount reflected on the Company's invoices to distributors before "distributor allowances." In the current year, the Company has reclassified the presentation of "net sales" by presenting "product sales" and "handling & freight income." Handling and freight income represents the amounts billed to distributors for shipping costs. Product sales represent the actual product purchase price typically paid by the Company's distributors, after giving effect to distributor allowances, which range from 20% to 40% of suggested retail prices. Subsequent to this classification, net sales represent product sales and handling & freight income.

To conform to the 2006 presentation, previously reported 2005 and 2004 amounts for other income have been reclassified to interest income and other income within the consolidated statements of income.

2. Property, Plant, and Equipment

Property, plant, and equipment at December 31, 2006 and 2005, consist of the following:

	2006	2005
Land	$ 829,222	$ 829,222
Building	9,565,221	9,553,311
Machinery and equipment	4,199,714	4,736,274
Office equipment	1,520,297	1,400,544
Computer equipment and software	2,441,264	2,536,415
	18,555,718	19,055,766
Less accumulated depreciation and amortization	9,121,172	8,915,325
	$ 9,434,546	$ 10,140,441

3. Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses at December 31, 2006 and 2005, consist of the following:

	2006	2005
Trade payables	$ 3,824,951	$ 3,165,871
Distributors' commissions	3,449,687	3,578,405
Sales taxes	421,923	518,870
Interest expense	—	31,000
Payroll and payroll taxes	918,695	864,624
	$ 8,615,256	$ 8,158,770

4. Short-Term Borrowings

On June 28, 2006, the Company entered into a new revolving loan agreement with its primary lender. The new agreement has an effective date of April 30, 2006 and replaces the prior revolving loan agreement with the same lender. Under the new agreement, the lender agreed to provide a line of credit for the Company in the amount of $5 million, reduced from $15 million under the prior agreement.

This new revolving line of credit facility expires on April 30, 2008, and any advances accrue interest at a variable interest rate based on LIBOR. Similar to the previous facility, the new facility includes covenants to maintain total stockholders' equity of not less than $10.5 million, and that borrowings under the facility shall not exceed EBITDA by a ratio of 3.5:1. A commitment fee in an amount equal to 0.25% per year is payable quarterly on the average daily-unused portion of the revolver. At December 31, 2006, the Company had not utilized any of the new revolving line of credit facility and was in compliance with the minimum stockholders' equity covenant.

5. Long-Term Debt

Long-term debt at December 31, 2006 and 2005, consists of the following:

	2006	2005
Promissory note payable to a former officer/director payable in annual installments thru 2008, interest payable quarterly at 4% per annum (see Note 15)	$ —	$ 3,100,000
Notes payable — primarily vehicle loans	—	27,309
	—	3,127,309
Less current maturities	—	916,244
	$ —	$ 2,211,065

6. Investments

Available-for-Sale Investments

Available-for-sale investments at December 31, 2006 are as follows:

	Cost	Unrealized gains/(losses)	Recorded basis	Cash and cash equivalents	Short-term investments
Cash	$ 7,382,810	$ —	$ 7,382,810	$ 7,382,810	$ —
Municipal securities	5,000,000	—	5,000,000	—	5,000,000
Commercial paper	1,950,000	—	1,950,000	1,950,000	—
Certificates of deposit	1,924,000	—	1,924,000	—	1,924,000
Industrial revenue bonds	940,000	—	940,000	—	940,000
	$ 17,196,810	$ —	$ 17,196,810	$ 9,332,810	$ 7,864,000

Other Investment

In June 2006, the Company contributed $1,000,000 as a limited partner in a private equity fund. In accordance with EITF Topic D-46, "Accounting for Limited Partnership Investments," the Company accounts for its investment under the equity method. Under this method, the Company's proportionate share of partnership income (loss) is recorded to other income (expense) with a corresponding increase (decrease) in the carrying value of its investment. For the year ended December 31, 2006, the Company's partnership income was $32,000. The carrying value of this investment is included in "Other Assets" in the accompanying consolidated balance sheets

Other-Than-Temporary Impairment

All of the Company's available-for-sale and other investments are subject to a periodic impairment review. Investments are considered to be impaired when a decline in fair value is judged to be other-than-temporary. Once a decline in fair value is determined to be other-than-temporary, an impairment charge is recorded in other income (expense), and a new cost basis in the investment is established. For the year ended December 31, 2006, a review of the Company's investments has not resulted in any impairment.

7. Stockholders' Equity

Stock Options

On January 1, 2006, the Company adopted SFAS 123(R). Prior to the adoption of SFAS 123(R), the Company had adopted the disclosure-only provisions of SFAS 123 and accounted for employee stock-based compensation under the intrinsic value method, and no expense related to stock options was recognized. The Company adopted the provisions of SFAS 123(R) using the modified prospective transition method. Under this method, the Company's consolidated financial statements as of and for the year ended December 31, 2006 reflect the impact of SFAS 123(R), while the consolidated financial statements for prior periods have not been restated to reflect, and do not include, the impact of SFAS 123(R). SFAS 123(R) amends SFAS No. 95, "Statement of Cash Flows," to require that excess tax benefits be reported as a financing cash flow rather than as an operating cash flow.

The Company sponsors a stock option plan (the "2003 Plan") allowing for incentive stock options and non-qualified stock options to be granted to employees and eligible directors. The plan has been approved by the stockholders of the Company. The 2003 Plan provides that 1,000,000 shares may be issued under the plan at an option price not less than the fair market value of the stock at the time the option is granted. The 2003 Plan expires on March 20, 2013. The options vest pursuant to the schedule set forth for the plan. In 2005, the Company issued grants of 543,000 shares under the 2003 Plan. The 2005 option grants were issued with an exercise price equal to the fair value of the shares at the time of grant and were fully vested in the year of grant. Accordingly, no stock-based compensation expense has been recognized relating to the 2005 option grants. There were no stock option grants made during 2006. As of December 31, 2006, as adjusted for forfeitures, 480,000 shares remain available for grant under the 2003 Plan.

The fair value of the options granted in 2005 were estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions: risk-free interest rates ranging from 4.02% to 4.31%; dividend yield ranging from 0.55% to 0.80%; volatility factor of the expected price of the Company's stock ranging from 0.448 to 0.516; and a weighted average expected life of 7.0 years. The weighted average fair value of the options granted during 2005 was $4.19 per share.

There were no options granted during the years ended December 31, 2004, 2003, and 2002. Upon adoption of SFAS No. 123(R) on January 1, 2006, there existed 128,720 unexercised stock options from grants made in 2001 under a prior stock option plan. The fair value of options granted in 2001 were estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions: risk-free interest rates ranging from 3.07% to 4.78%; dividend yield of zero; volatility factor of the expected price of the Company's stock of 0.729; and a weighted average expected life of 4.51 years. The weighted average fair value of options granted during 2001 was $0.42. As of December 31, 2006, all stock options granted in 2001 were vested and have either been exercised or expired.

Compensation cost for the stock option plans was approximately $63,000 for the year ended December 31, 2006 and has been recorded in selling, general, and administrative expense. As of December 31, 2006, there was no unrecognized compensation cost related to stock options.

A summary of the Company's stock option activity and related information for the years ended December 31 follows:

	2006		2005		2004	
	Options	Weighted Avg. Exercise Price	Options	Weighted Avg. Exercise Price	Options	Weighted Avg. Exercise Price
Outstanding beginning of the year	813,074	$5.57	985,114	$0.73	2,413,433	$0.91
Granted	—		543,000	7.97	—	
Exercised	(247,457)	0.74	(710,286)	0.72	(1,428,319)	1.04
Forfeited	(45,617)	4.39	(4,754)	0.71	—	
Outstanding at end of year	520,000	$7.96	813,074	$5.57	985,114	$0.73
Exercisable at end of year	520,000		684,354		727,676	

As of December 31, 2006:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Avg. Remaining Life	Weighted Avg. Exercise Price	Number Exercisable	Weighted Avg. Exercise Price
$7.92–$8.68	520,000	8.05	$7.96	520,000	$7.96

A summary of the total intrinsic value, actual tax benefit realized, and cash received for stock options exercised for the years ended December 31 follows:

Year ended December 31	2006	2005	2004
Stock Options Exercised:			
Intrinsic value	$2,262,000	$5,557,000	$10,155,000
Actual tax benefit realized	108,000	1,342,000	2,441,000
Cash received	121,000	143,000	179,000

Of the options exercised in 2006, 81,789 shares were paid with 6,537 mature shares of Company stock, owned six months or greater. In 2005, options for 523,344 were paid with 44,960 mature shares. In 2004, options for 1,183,438 shares were paid with 157,656 mature shares. These shares tendered as payment were valued at the fair market price on the date of exercise.

The intrinsic value for stock options outstanding at December 31, 2006 was $372,000 with a weighted average remaining life of 8.05 years.

Distributor Stock Purchase Plan

In November 1998, the Company established a Distributor Stock Purchase Plan. The plan allows distributors who have reached the "Ambassador" status the opportunity to allocate up to 10% of their monthly compensation into the plan to be used to purchase the Company's common stock at the current market value. The plan also states that at the end of each year, the Company will grant warrants to purchase additional shares of the Company's common stock based on the number of shares purchased by the distributors under the plan during the year. The warrant exercise price will equal the market price for the Company's common stock at the date of issuance. The warrants issued shall be in the amount of 25% of the total shares purchased under the plan during the year. This plan commenced in January 1999, and a total of 28,995, 25,303, and 22,959 warrants were issued during the years ended December 31, 2006, 2005, and 2004, respectively. The warrants are fully vested upon grant. The weighted average fair values of warrants granted during 2006, 2005, and 2004 were $2.76, $4.04, and $2.94 per share, respectively.

The Company records expense under the fair value method of SFAS No. 123(R) for warrants granted to distributors. Total expense recorded for these warrants was $102,224, $66,674, and $77,367 in 2006, 2005, and 2004, respectively. The fair value of the warrants was estimated at the date of grant using a Black-Scholes option pricing model with the following assumptions:

Year ended December 31	2006	2005	2004
Expected warrant life (years)	2.5	2.5	2.5
Risk-free weighted average interest rate	4.74%	4.37%	3.08%
Stock price volatility	0.476	0.448	0.516
Dividend yield	1.0%	0.6%	0.8%

A summary of the Company's warrant activity and related information for the years ended December 31 follows:

	2006		2005		2004	
	Warrants	Weighted Avg. Exercise Price	Warrants	Weighted Avg. Exercise Price	Warrants	Weighted Avg. Exercise Price
Outstanding beginning of the year	66,719	$ 9.47	76,852	$ 5.70	137,957	$ 2.51
Granted	28,995	8.68	25,303	13.18	22,959	8.94
Exercised	(17,528)	5.28	(35,347)	3.94	(83,675)	1.35
Forfeited	(2,044)	5.12	(89)	3.73	(389)	0.84
Outstanding at end of year	76,142	$10.25	66,719	$ 9.47	76,852	$ 5.70
Exercisable at end of year	76,142		66,719		76,852	

As of December 31, 2006

	Warrants Outstanding			Warrants Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Avg. Remaining Life	Weighted Avg. Exercise Price	Number Exercisable	Weighted Avg. Exercise Price
$ 8.68	28,995	3.00	$ 8.68	28,995	$ 8.68
$ 8.94	21,844	1.00	8.94	21,844	8.94
$13.18	25,303	2.00	13.18	25,303	13.18
$ 8.68 – $13.18	76,142	2.09	$10.25	76,142	$10.25

A summary of the total intrinsic value, actual tax benefit realized, and cash received for stock warrants exercised for the years ended December 31 follows:

Year ended December 31	2006	2005	2004
Stock Warrants Exercised:			
Intrinsic value	$78,000	$212,000	$509,000
Actual tax benefit realized	14,000	28,000	176,000
Cash received	93,000	131,000	113,000

The intrinsic value for stock warrants outstanding at December 31, 2006 was $-0- with a weighted average remaining life of 2.09 years.

Public Offering of Common Stock

On February 21, 2006, the Company filed a registration statement on Form S-3 with the Securities and Exchange Commission relating to an underwritten public offering of 2,000,000 shares of its common stock. On April 5, 2006, the Company commenced the public offering at a price of $11.25 per share. The public offering was completed on April 11, 2006 and consisted of 1,200,000 shares of common stock offered and sold by the Company and 800,000 shares of common stock offered and sold by selling stockholders. The selling stockholders were four directors and/or officers of the Company. The underwriters had a 30-day option to purchase up to 300,000 additional shares from certain of the selling stockholders to cover over-allotments, if any. This option was exercised for the full 300,000 shares and closed on May 9, 2006. The Company did not receive any proceeds from the sale of common stock by the selling stockholders.

The Company used a portion of the net proceeds from the offering for the repayment of long-term debt and intends to use the remaining net proceeds for general corporate purposes, including working capital, continued domestic and international growth, and for possible product acquisitions. Net proceeds to the Company from the offering, after reduction for the underwriters' fees and other offering expenses, were $11,919,000.

Sale of Preferred Stock

On March 31, 2003, the Company sold an aggregate of 150,000 shares of preferred stock to three executive officers/directors. The "Series A Preferred Stock" ("Preferred Stock"), was designated by the Company's Board of Directors out of the 3,000,000 previously authorized shares of $0.001 par value preferred stock. Each of the preferred stockholders purchased 50,000 shares of Preferred Stock for $500,000 ($10.00 per share).

The preferred stockholders were entitled to receive dividends at an annual rate of 6% of the shares' purchase price. These dividends accrued on a daily basis and were payable quarterly when declared by the Company's Board of Directors. All dividends on shares of Preferred Stock were cumulative.

In August 2003, the Company redeemed 17,500 shares from each executive officer/director for a total redemption of 52,500 shares at a value of $525,000. In February 2004, the Company redeemed an additional 15,000 shares from each executive officer/director for a total redemption of 45,000 shares at a value of $450,000. In April 2004, the Company redeemed the remaining 17,500 shares from each officer/director for a total redemption of 52,500 shares at a value of $525,000.

8. Earnings per Share

The following table sets forth the computation of basic and diluted earnings per share:

Year ended December 31	2006	2005	2004
Numerator:			
Numerator for basic and diluted earnings per share — net income available to common shareholders	$ 7,898,103	$ 7,521,416	$ 5,374,397
Effect of convertible preferred stock:			
Dividends on preferred stock	—	—	12,292
Numerator for diluted earnings per share	$ 7,898,103	$ 7,521,416	$5,386,689
Denominator:			
Denominator for basic earnings per share — weighted average shares	16,465,000	15,885,000	15,662,000
Effect of convertible preferred stock and dilutive securities:			
Convertible preferred stock	—	—	52,000
Employee stock options and warrants	262,000	503,000	1,423,000
Denominator for diluted earnings per share — adjusted weighted average shares	16,727,000	16,388,000	17,137,000
Basic earnings per share	$0.48	$0.47	$0.34
Diluted earnings per share	$0.47	$0.46	$0.31

For the year ended, December 31, 2006, warrants to purchase 25,303 shares of common stock were not included in the denominator for diluted earnings per share because their effect would be anti-dilutive.

9. Leases

The Company leases certain office facilities, storage, equipment, and automobiles. These leases have varying terms, and certain leases have renewal and/or purchase options. Future minimum payments under non-cancelable leases with initial or remaining terms in excess of one year consist of the following at December 31, 2006:

2007	$ 50,579
2008	23,688
2009	19,416
2010	8,090
2011	—
	$101,773

Rent expense for all operating leases was $62,392, $57,632, and $75,529 for the years ended December 31, 2006, 2005, and 2004, respectively.

10. Fair Value of Financial Instruments

The carrying values and fair values of the Company's financial instruments are approximately as follows:

	2006		2005	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Cash and cash equivalents	$ 9,332,810	$ 9,332,810	$ 5,654,000	$ 5,654,000
Short-term investments	7,864,000	7,864,000	—	—
Long-term debt, including current maturities	—	—	3,127,000	3,077,000

The carrying amount of cash equivalents and short-term investments approximates fair value because of the short maturity of those instruments. The fair value of long-term debt obligations was estimated based on the current rates offered to the Company for debt of the same remaining maturities.

11. Derivative Financial Instruments

The Company has various transactions with its foreign subsidiaries that are denominated in U.S. dollars and are subject to foreign currency exchange risk on these transactions.

The Company from time to time uses foreign currency exchange contracts to reduce its exposure to fluctuations in foreign exchange rates. The Company bases these contracts on the amount of cash flows that it expects to be remitted to the United States from its foreign operations and does not use such derivative financial instruments for trading or speculative purposes. The Company accounts for these contracts as free standing derivatives, such that gains or losses on the fair market value of these forward exchange contracts as of the balance sheet dates are recorded as other income and expense in the consolidated statements of income.

At December 31, 2005, the Company held forward exchange contracts totaling $978,000 with maturities through December 2006. All such contracts were denominated in Canadian Dollars. At December 31, 2006, the Company no longer held any forward exchange contracts. The aggregate accrued loss on these contracts was $-0-, and $59,000 as of December 31, 2006, and 2005, respectively. The increase (decrease) in the aggregate accrued loss on these contracts was ($59,000), ($42,000), and $55,000 for the years ended December 31, 2006, 2005 and 2004 respectively.

12. Income Taxes

The components of income before income taxes are as follows:

Year ended December 31	2006	2005	2004
United States	$ 15,803,248	$ 15,186,474	$ 9,548,384
Foreign	(2,800,145)	(2,687,058)	(540,695)
	$ 13,003,103	$ 12,499,416	$ 9,007,689

The components of the provision for income taxes are as follows:

Year ended December 31	2006	2005	2004
Current:			
Federal	$ 4,340,000	$ 4,594,000	$ 2,963,000
State	924,000	705,000	392,000
Foreign	30,000	45,000	44,000
Total current	5,294,000	5,344,000	3,399,000
Deferred:			
Federal	(168,000)	(327,000)	138,000
State	(21,000)	(39,000)	18,00
Foreign	—	—	66,000
Total deferred	(189,000)	(366,000)	222,000
	$ 5,105,000	$ 4,978,000	$ 3,621,000

The provision for income taxes is different from the amounts computed by applying the United States federal statutory income tax rate of 35%, 34%, and 34% for 2006, 2005, and 2004, respectively. The reasons for these differences are as follows:

Year ended December 31	2006	2005	2004
Income taxes at U.S. statutory rate	$ 4,524,000	$ 4,250,000	$ 3,063,000
Impact of graduated federal taxes	(103,000)	—	—
State income taxes, net of federal benefit	727,000	666,000	410,000
Effect of foreign losses without an income tax benefit	—	50,000	126,000
Foreign corporate income taxes	30,000	45,000	45,000
Executive life insurance expense	16,000	33,000	8,000
Meals and entertainment	68,000	41,000	40,000
Extraterritorial income exclusion	(27,000)	(33,000)	(68,000)
Qualified production activities income – American Jobs Creation Act	(99,000)	(73,000)	—
Other	(31,000)	(1,000)	(3,000)
	$ 5,105,000	$ 4,978,000	$ 3,621,000

The Company's effective tax rate is based on expected income, statutory tax rates and tax planning opportunities available to the Company in the various jurisdictions in which the Company operates. Significant judgment is required in determining the Company's effective tax rate and in evaluating its tax positions. In evaluating the exposure associated with various filing positions, the Company estimates reserves for probable exposures, which are adjusted quarterly in light of changing facts and circumstances, such as the progress of tax audits, case law and emerging legislation.

The components of the deferred tax assets and liabilities, and the related tax effects of each temporary difference at December 31, 2006 and 2005, are as follows:

	2006	2005
Deferred tax assets:		
Product refund reserve	$ 162,000	$ 145,000
Inventory obsolescence reserve	13,000	60,000
Vacation accrual	23,000	21,000
Compensation expense for warrants granted	64,000	42,000
Organization costs	96,000	70,000
Deferred compensation	393,000	406,000
Sales incentives	129,000	—
Miscellaneous accrued expenses	58,430	39,430
Foreign net operating loss carryforwards	2,393,000	1,813,000
Valuation allowance	(2,344,000)	(1,764,000)
	987,430	832,430
Deferred tax liabilities:		
Depreciation	435,000	469,000
Net deferred tax assets (liabilities)	$ 552,430	$ 363,430

The Company has a deferred tax asset of $2,393,000, as of December 31, 2006, and $1,813,000 as of December 31, 2005, relating to foreign net operating loss carryforwards. The Company has recorded a valuation allowance to the extent that it is more likely than not that this asset will not be realized before it expires beginning in 2007.

On October 22, 2004, the American Jobs Creation Act of 2004 (the "Act") was signed into law. One provision of the Act provides for a special one-time deduction of 85% of certain repatriated foreign earnings. The Company did not take advantage of this special provision. Through December 31, 2006, the Company has not recorded a provision for income taxes on the earnings of its foreign subsidiaries because such earnings are intended to be permanently reinvested outside the U.S. The cumulative amount of unremitted earnings on which the Company has not recognized United States income tax was $40,000 at December 31, 2006.

13. Employee Benefit Plans

The Company sponsors a 401(k) employee savings plan which covers substantially all employees. Employees can contribute up to 15% of their gross income to the plan, and the Company matches a percentage of the employee's contribution at a rate of 50% in 2006 and 75% in 2005 and 2004. Company contributions under the 401(k) plan totaled $283,000, $384,000, and $337,000 in 2006, 2005, and 2004, respectively.

On September 1, 2006, the Company established an employee stock ownership plan ("ESOP") which covers substantially all U.S. employees. Contributions to the ESOP are funded by the Company on a discretionary basis. For the year ended December 31, 2006, ESOP contribution expense was $250,000.

14. Incentive Compensation Plans

In July 2001, the Board of Directors approved an incentive compensation plan effective for fiscal years beginning with 2001. Under the plan, the Company established a bonus pool payable on a semi-annual basis equal to 25% of the net income of the Company. Bonuses are payable on all profits, but only if the net income for each six-month period exceeds $250,000. The bonus pool is allocated to executives according to a specified formula, with a portion allocated to a middle management group determined by the Executive Committee of the Board of Directors. The Company expensed a total of $2,113,400, $2,141,500, and $1,580,000 to the participants of the bonus pool for 2006, 2005, and 2004, respectively.

The Company sponsors a Supplemental Executive Retirement Plan (SERP) to allow certain executives to defer a portion of their annual salary and bonus into a grantor trust. A grantor trust was established to hold the assets of the SERP. The Company funds the grantor trust by paying the amount deferred by the participant into the trust at the time of deferral. Investment earnings and losses accrue to the benefit or detriment of the participants. The SERP also provides for a discretionary matching contribution by the Company not to exceed 100% of the participant's annual contribution. In 2006, 2005, and 2004, the Company did not provide a match. The participants fully vest in the deferred compensation three years from the date they enter the SERP. The participants are not eligible to receive distribution under the SERP until retirement, death, or disability of the participant.

15. Related Party Transactions

In January 2004, the Company purchased a total of 116,564 shares of the Company's common stock from three officer/directors and one director. The total cost of the purchases was $607,178, for a weighted average purchase price of $5.21 per share. In April 2004, the Company purchased a total of 75,000 shares of the Company's common stock from two officer/directors. The total cost of the purchases was $686,802, for a weighted average purchase price of $9.16 per share. The price per share was based on a discount from the market price per share at the time of purchase in order to approximate the dilutive impact of their shares on the open market.

In March 2005 and May 2005, the Company purchased a total of 574,201 shares of the Company's common stock from three officer/directors and one former officer. The total cost of the purchases was $5,435,313, for a weighted average purchase price of $9.47 per share. The price per share was based on a discount from the market price per share at the time of purchase in order to approximate the dilutive impact of their shares on the open market.

In March 2005, the Company entered into a stock redemption agreement with an officer/director and his spouse (collectively "Seller"). Under the stock redemption agreement, the Company issued promissory notes ("Notes") totaling $4,050,000 to the Seller in exchange for 450,000 shares of the Company's common stock ($9.00 per share) owned by the Seller. Interest, at 4% per annum, accrued on the outstanding balance of the Notes and was payable quarterly. In 2005, the Company made principal payments on the Notes totaling $950,000 resulting in a December 31, 2005 outstanding balance due on the Notes of $3,100,000. In 2006, the Company made scheduled principal payments and principal prepayments (without penalty) on the Notes totaling $3,100,000 resulting in a December 31, 2006 outstanding balance due on the Notes of $-0-.

An officer/director of the Company is of counsel in a law firm which provides legal services to the Company. During the year ended December 31, 2006, the Company incurred legal fees to this firm of approximately $114,000. Previously, this officer/director was a principal at another law firm. During the years ended December 31, 2005 and 2004, the Company incurred legal fees to his firm of approximately $41,000 and $182,000, respectively.

16. Segment Information

Description of Products and Services by Segment

The Company operates in one reportable segment, a network marketing segment consisting of eight operating units that sell nutritional and dietary products to a sales force of independent distributors that sell the products directly to customers. These operating units are based on geographic regions.

Geographic area data for the years ended December 31, 2006, 2005, and 2004, follows:

	2006	2005	2004
Net sales to external customers			
United States	$105,783,642	$102,549,244	$ 83,873,430
Australia/New Zealand	2,550,086	2,215,465	2,542,695
Canada	1,637,999	1,667,555	1,750,704
Mexico	1,433,462	1,607,473	2,634,394
United Kingdom	1,234,976	846,273	545,534
Malaysia/Singapore	1,804,704	2,031,045	2,770,664
Philippines	2,197,813	2,328,178	2,865,012
Germany	824,475	319,931	—
Total net sales	$ 117,467,157	$ 113,565,164	$ 96,982,433
Assets by area			
United States	$ 32,438,453	$ 20,920,384	$ 25,315,646
Australia/New Zealand	500,916	670,787	754,089
Canada	134,859	176,760	221,160
Mexico	1,250,811	1,323,482	1,834,229
United Kingdom	283,884	195,399	273,408
Malaysia/Singapore	1,209,616	1,414,909	1,716,929
Philippines	977,034	764,471	881,206
Germany	486,647	515,231	—
Total consolidated assets	$ 37,282,220	$ 25,981,423	$ 30,996,667

The Company classifies its sales into three categories of products. Net sales by product category data for the years ended December 31, 2006, 2005, and 2004, follow:

	2006	2005	2004
Net sales by product category			
Nutritional and dietary supplements	$102,295,598	$ 99,254,075	$ 83,982,424
Skin care products	1,119,836	1,131,012	1,229,187
Sales aids and other	2,081,986	1,660,296	2,353,498
Handling & freight income	11,969,737	11,519,781	9,417,324
Total net sales	$ 117,467,157	$113,565,164	$ 96,982,433

17. Quarterly Financial Data (Unaudited)

(In thousands, except per share amounts)	First	Second	Third	Fourth
2006				
Net sales	$ 31,195	$ 27,849	$29,779	$28,644
Gross profit	$ 26,113	$ 23,126	$24,828	$23,880
Net income	$ 2,450	$ 1,620	$ 1,804	$ 2,024
Net income available to common shareholders	$ 2,450	$ 1,620	$ 1,804	$ 2,024
Earnings per share:				
Basic	$ 0.16	$ 0.10	$ 0.11	$ 0.12
Diluted	$ 0.15	$ 0.09	$ 0.11	$ 0.12
2005				
Net sales	$ 28,979	$28,546	$28,555	$ 27,485
Gross profit	$24,036	$23,835	$23,681	$ 22,749
Net income	$ 2,063	$ 1,979	$ 1,668	$ 1,811
Net income available to common shareholders	$ 2,063	$ 1,979	$ 1,668	$ 1,811
Earnings per share:				
Basic	$ 0.13	$ 0.12	$ 0.11	$ 0.11
Diluted	$ 0.12	$ 0.12	$ 0.11	$ 0.11

Corporate Headquarters

Reliv International, Inc.
136 Chesterfield Industrial Blvd.
Chesterfield, Missouri 63005
Phone: 636.537.9715
Fax: 636.537.9753

State & Date of Incorporation

Delaware, February 11, 1985

Independent Auditors

Ernst & Young LLP

Fiscal Year-End

December 31

Form 10-K Report

A copy of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2006, as filed with the Securities and Exchange Commission, may be obtained without charge by writing to:

Investor Relations
Reliv International, Inc.
136 Chesterfield Industrial Blvd.
Chesterfield, Missouri 63005

or by calling: 636.733.1314
or by faxing: 636.537.8814
or by E-mailing: shareholderinfo@reliv.com

Stock Exchange Listing

Nasdaq Stock Market® under the symbol RELV.

Transfer Agent

American Stock Transfer & Trust Co.
59 Maiden Lane, Plaza Level
New York, NY 10038
800.937.5449

Number of Shareholders of Record

2,282 as of March 1, 2007

Annual Meeting

The annual meeting of shareholders will be held at 10:00 a.m. on Thursday, May 24, 2007, at Reliv Corporate Headquarters, 136 Chesterfield Industrial Blvd. Chesterfield, Missouri 63005



Shareholder Questions

Communications concerning stock transfer requirements, lost certificates, change of address or dividends should be addressed to American Stock Transfer & Trust Co. at 800.937.5449.

Dividend Reinvestment, Share Purchase and Sale Program

This Program is available to the general public and current shareholders of the Company. If you would like to receive information on this Program, please call American Stock Transfer & Trust Co., toll free, at 888.333.0203.

Financial Information

Reliv International maintains a website on the Internet at www.reliv.com.

Reliv International, Inc.
136 Chesterfield Industrial Blvd.
Chesterfield, Missouri 63005

www.reliv.com | 636.537.9715










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